FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2009

Commission File Number: 001-12568

BBVA FRENCH BANK S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA French Bank S.A.

Item

1.	Financial Statements as of September 30, 2009 together with Independent Auditors’ Limited Review Report

FINANCIAL STATEMENTS AS OF

SEPTEMBER 30, 2009 TOGETHER WITH

INDEPENDENT AUDITORS’ LIMITED

REVIEW REPORT

BALANCE SHEETS AS OF SEPTEMBER 30, 2009 AND DECEMBER 31, 2008

(Translation of financial statements originally issued in Spanish - See note 17)

-Stated in thousands of pesos-

	09-30-2009	12-31-2008
ASSETS:

A. CASH AND DUE FROM BANKS:
Cash	1,018,150	1,066,387
Due from banks and correspondents	4,504,425	3,169,354

Argentine Central Bank (BCRA)	4,417,617	3,126,155
Other local	3,212	1,374
Foreign	83,596	41,825

	5,522,575	4,235,741

B. GOVERNMENT AND PRIVATE SECURITIES:
Holdings for trading or financial transactions (Exhibit A)	197,437	1,461
Government Securities for repurchase agreements with the BCRA (Exhibit A)	—,—	334,688
Holdings available for sale (Exhibit A)	466,775	577,502
Unlisted Government Securities (Exhibit A)	2,001,123	1,004,827
Instruments issued by the BCRA (Exhibit A)	2,044,503	2,442,271
Investments in listed private securities (Exhibit A)	231	176
Less: Allowances (Exhibit J)	574,450	752,627

	4,135,619	3,608,298

C. LOANS:
To government sector (Exhibits B, C and D)	312,337	1,365,546
To financial sector (Exhibits B, C and D)	700,329	852,949

Interfinancial – (Calls granted)	20,000	22,550
Other financing to local financial institutions	579,853	747,235
Interest and listed-price differences accrued and pending collection	100,476	83,164

To non financial private sector and residents abroad (Exhibits B, C and D)	9,535,520	9,122,511

Overdraft	2,108,709	1,413,526
Discounted instruments	964,848	1,241,508
Real estate mortgage	869,012	946,804
Collateral Loans	106,356	103,268
Consumer	1,768,760	1,855,743
Credit cards	1,240,854	1,239,588
Other (Note 5 a.)	2,392,296	2,206,341
Interest and listed-price differences accrued and pending collection	119,110	140,037
Less: Interest documented together with main obligation	16,425	24,304
Less: Difference arising from purchase of portfolio	—,—	102
Less: Allowances (Exhibit J)	328,144	190,655

	10,220,042	11,150,249

D. OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS:
Argentine Central Bank (BCRA)	693,205	876,987
Amounts receivable for spot and forward sales to be settled	93,283	1,274,295
Instruments to be received for spot and forward purchases to be settled	79,695	7,221
Premiums for options bought	—,—	2,513
Unlisted corporate bonds (Exhibits B, C and D)	75,870	63,324
Non-deliverable forward transactions balances to be settled	107,012	27,230
Other receivables not covered by debtor classification regulations	37,725	34,301
Other receivables covered by debtor classification regulations (Exhibits B, C and D)	67,039	62,807
Interest accrued and pending collection not covered by debtor classification regulations	46,103	36,958
Interest accrued and pending collection covered by debtor classification regulations (Exhibits B, C and D)	46	2
Less: Allowances (Exhibit J)	14,115	2,521

	1,185,863	2,383,117

E. ASSETS SUBJECT TO FINANCIAL LEASING:
Assets subject to financial leasing (Exhibits B, C and D)	334,471	370,342
Less: Allowances (Exhibit J)	5,191	4,381

	329,280	365,961

F. INVESTMENTS IN OTHER COMPANIES:
In financial institutions (Exhibit E)	96,297	72,775
Other (Note 5.b.) (Exhibit E)	402,438	423,874
Less: Allowances (Exhibit J)	4	3

	498,731	496,646

G. OTHER RECEIVABLES:
Other (Note 5.c.)	521,256	394,305
Tax on minimum presumed income – Tax Credit	234,931	188,324
Less: Allowances (Exhibit J)	363,953	218,154

	392,234	364,475

H. PREMISES AND EQUIPMENT (Exhibit F):	490,550	413,472

I. OTHER ASSETS (Exhibit F):	27,816	26,939

J. INTANGIBLE ASSETS (Exhibit G):
Organization and development expenses	52,243	48,059

	52,243	48,059

K. SUSPENSE ITEMS:	7,739	4,230

TOTAL ASSETS:	22,862,692	23,097,187

(Contd.)

BALANCE SHEETS AS OF SEPTEMBER 30, 2009 AND DECEMBER 31, 2008

(Translation of financial statements originally issued in Spanish - See note 17)

-Stated in thousands of pesos-

	09-30-2009	12-31-2008
LIABILITIES:

L. DEPOSITS (Exhibits H and I):
Government sector	1,188,409	1,685,730
Financial sector	207,667	198,179
Non financial private sector and residents abroad	16,669,298	15,397,724

Checking accounts	3,346,206	3,320,981
Savings deposits	5,454,995	4,681,458
Time deposits	7,361,762	6,963,081
Investments accounts	4,856	9,740
Other	440,079	343,451
Interest and listed-price differences accrued payable	61,400	79,013

	18,065,374	17,281,633

M. OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS:
Argentine Central Bank (Exhibit I)	2,711	2,982

Other	2,711	2,982

Banks and International Institutions (Exhibit I)	44,593	331,311
Amounts payable for spot and forward purchases to be settled	5,766	13
Instruments to be delivered for spot and forward sales to be settled (Exhibit O)	382,720	1,604,412
Premiums for options written	—,—	1,927
Financing received from Argentine financial institutions (Exhibit I)	1,652	—,—

Other financing from local financial institutions	1,652	—,—
Non-deliverable forward transactions balances to be settled	803	69,301
Other (note 5.d.) (Exhibit I)	911,330	1,053,374
Interest and listed-price differences accrued payable (Exhibit I)	682	6,561

	1,350,257	3,069,881

N. OTHER LIABILITIES:
Other (note 5.e.)	500,449	364,418

	500,449	364,418

O. ALLOWANCES (Exhibit J):	309,411	236,730

P. SUSPENSE ITEMS:	12,369	68,501

TOTAL LIABILITIES:	20,237,860	21,021,163

STOCKHOLDERS’ EQUITY: (as per the related statements of changes in stockholders´ equity)	2,624,832	2,076,024

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY:	22,862,692	23,097,187

MEMORANDUM ACCOUNTS

(Translation of financial statements originally issued in Spanish - See note 17)

-Stated in thousands of pesos-

	09-30-2009	12-31-2008
DEBIT ACCOUNTS

Contingent
– Credit lines obtained (unused balances)	—,—	52,729
– Guaranties received	2,659,640	3,687,336
– Contra contingent debit accounts	581,737	697,202

	3,241,377	4,437,267

Control
– Receivables classified as irrecoverable	309,348	267,883
– Other (note 5.f.)	37,411,290	25,937,712
– Contra control debit accounts	472,476	473,701

	38,193,114	26,679,296

Derivatives (Exhibit O)
– “Notional” amount of put options bought	—,—	5,850
– “Notional” amount of non-deliverable forward transactions	2,348,458	1,446,615
– Interest rate SWAP	104,255	155,650
– Others	—,—	50,000
– Contra derivatives debit accounts	2,364,551	1,485,779

	4,817,264	3,143,894

For trustee activities
– Funds in trust	2,594	3,200

	2,594	3,200

TOTAL	46,254,349	34,263,657

CREDIT ACCOUNTS

Contingent
– Credit lines granted (unused portion) covered by debtor classification regulations (Exhibits B, C and D)	57,444	74,294
– Guaranties provided to the BCRA	121,209	51,698
– Other guaranties given covered by debtor classification regulations (Exhibits B, C and D)	212,969	175,508
– Other guaranties given non covered by debtor classification regulations	73,505	141,835
– Other covered by debtor classification regulations (Exhibits B, C and D)	116,610	253,867
– Contra contingent credit accounts	2,659,640	3,740,065

	3,241,377	4,437,267

Control
– Items to be credited	409,449	425,136
– Other	63,027	48,565
– Contra control credit accounts	37,720,638	26,205,595

	38,193,114	26,679,296

Derivatives (Exhibit O)
– “Notional” amount of put options written	—,—	5,265
– “Notional” amount of non-deliverable forward transactions	2,364,551	1,480,514
– Contra derivatives credit accounts	2,452,713	1,658,115

	4,817,264	3,143,894

For trustee activities
– Contra credit accounts for trustee activities	2,594	3,200

	2,594	3,200

TOTAL	46,254,349	34,263,657

The accompanying notes 1 through 17 and exhibits A through L, N and O and the consolidated financial statements with its notes and exhibits are an integral part of these statements.

STATEMENTS OF INCOME FOR THE NINE MONTH PERIODS

ENDED SEPTEMBER 30, 2009 AND 2008

(Translation of financial statements originally issued in Spanish – See note 17)

- Stated in thousands of pesos -

	09-30-2009	09-30-2008
A. FINANCIAL INCOME

Interest on cash and due from banks	20	11,174
Interest on loans to the financial sector	110,021	79,194
Interest on overdraft	280,792	175,926
Interest on discounted instruments	118,017	120,371
Interest on real estate mortgage	92,855	76,267
Interest on collateral loans	15,992	5,487
Interest on credit card loans	133,946	72,891
Interest on other loans	431,371	355,939
Interest on other receivables from financial transactions	1,063	16,070
Income from secured loans - Decree 1387/01	14,240	55,162
Net income from government and private securities	579,853	—,—
Net income from options	—,—	11
Indexation by benchmark stabilization coefficient (CER)	10,770	166,074
Gold and foreign currency exchange difference	126,861	119,949
Other	287,257	131,044

	2,203,058	1,385,559

B. FINANCIAL EXPENSE

Interest on checking accounts	17,062	19,828
Interest on savings deposits	7,462	6,512
Interest on time deposits	583,086	489,178
Interest on interfinancial financing (calls received)	206	733
Interest on other financing of financial institutions	323	513
Interest on other liabilities from financial transactions	7,848	21,802
Other interest	2,501	5,125
Net income from government and private securities	—,—	50,354
Net income from options	2	—,—
Indexation by CER	308	6,925
Contribution to the deposit guarantee fund	24,000	19,813
Other	117,779	46,528

	760,577	667,311

GROSS INTERMEDIATION MARGIN – GAIN	1,442,481	718,248

C. ALLOWANCES FOR LOAN LOSSES	212,773	70,089

D. SERVICE CHARGE INCOME

Related to lending transactions	219,024	151,561
Related to liability transactions	373,140	299,601
Other commissions	51,864	42,637
Other (note 5.g.)	184,161	156,688

	828,189	650,487

E. SERVICE CHARGE EXPENSE

Commissions	131,550	112,669
Other (note 5.h.)	63,265	39,039

	194,815	151,708

(Contd.)

STATEMENTS OF INCOME FOR THE NINE MONTH PERIODS

ENDED SEPTEMBER 30, 2009 AND 2008

(Translation of financial statements originally issued in Spanish - See note 17)

-Stated in thousands of pesos-

	09-30-2009	09-30-2008

F. ADMINISTRATIVE EXPENSES

Payroll expenses	691,163	483,023
Fees to Bank Directors and Statutory Auditors	385	314
Other professional fees	21,595	20,438
Advertising and publicity	44,496	48,637
Taxes	70,275	23,181
Fixed assets depreciation	33,891	26,091
Organizational expenses amortization	11,624	7,032
Other operating expenses	147,676	121,554
Other	97,593	77,184

	1,118,698	807,454

NET GAIN FROM FINANCIAL TRANSACTIONS	744,384	339,484

G. OTHER INCOME

Income from long-term investments	51,628	88,049
Punitive interests	2,747	1,373
Loans recovered and reversals of allowances	36,531	47,759
Other (note 5.i.)	172,409	146,794

	263,315	283,975

H. OTHER EXPENSE

Punitive interests and charges paid to BCRA	503	37
Charge for uncollectibility of other receivables and other allowances	243,264	168,846
Amortization of difference arising from judicial resolutions	37,182	90,698
Depreciation and losses from miscellaneous assets	399	365
Goodwill amortization	—,—	12,200
Other	38,538	45,582

	319,886	317,728

NET GAIN BEFORE INCOME TAX	687,813	305,731

I. INCOME TAX	230,600	—,—

NET INCOME FOR THE PERIOD	457,213	305,731

The accompanying notes 1 through 17 and exhibits A through L, N and O and the consolidated financial statements with its notes and exhibits are an integral part of these statements.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2009 AND 2008

(Translation of financial statements originally issued in Spanish - See note 17)

- Stated in thousands of pesos -

2009									2008
		Non capitalized contributions		Retained earnings
Movements	Capital Stock	Issuance premiums	Adjustments to stockholders’ equity (1)	Legal	Unrealized valuation difference (2)	Unappropriated earnings		Total	Total
1. Balance at beginning of fiscal year	471,361	175,132	312,979	594,391	(181,119)	703,280		2,076,024	2,056,837

2. Stockholders’ Meeting held on March 27, 2009 and March 28, 2008
– Dividends paid in cash	—,—	—,—	—,—	—,—	—,—	(35,000	) (3)	(35,000)	(164,000)
– Dividends paid in shares	65,000	—,—	—,—	—,—	—,—	(65,000	) (3)	—,—	—,—
– Legal reserve	—,—	—,—	—,—	64,302	—,—	(64,302)		—,—	—,—

3. Unrealized valuation difference	—,—	—,—	—,—	—,—	126,595	—,—		126,595	(18,379)

4. Net income for the period	—,—	—,—	—,—	—,—	—,—	457,213		457,213	305,731

5. Balance at the end of the period	536,361	175,132	312,979	658,693	(54,524)	996,191		2,624,832	2,180,189

(1)	Adjustments to stockholders’ equity refer to Adjustment to Capital Stock.
(2)	Corresponds to the unrealized valuation difference arising from holdings available for sale according to Communication “A” 4702. Includes (56,170) from government securities and 1,646 from BCRA Notes (note 2.3.b).
(3)	See note 1.2.

The accompanying notes 1 through 17 and exhibits A through L, N and O and the consolidated financial statements with its notes and exhibits are an integral part of these statements.

STATEMENTS OF CASH AND CASH EQUIVALENTS FLOW FOR THE

NINE MONTH PERIODS ENDED SEPTEMBER 30, 2009 AND 2008

(Translation of financial statements originally issued in Spanish - See note 17)

-Stated in thousands of pesos-

	09-30-2009	09-30-2008
CHANGES IN CASH AND CASH EQUIVALENTS

Cash and cash equivalents at the beginning of the fiscal year	4,408,722 (1)	3,294,811 (1)
Cash and cash equivalents at the end of the period	5,845,007 (1)	3,555,416 (1)

Net increase in cash and cash equivalents	1,436,285	260,605

REASONS FOR CHANGES IN CASH AND CASH EQUIVALENTS

Operating activities

Net collections/ (payments) from:
-Government and private securities	248,508	489,460
-Loans	2,283,842	563,041

to financial sector	123,407	(73,585)
to non-financial public sector	453,742	85,823
to non-financial private sector and residents abroad	1,706,693	550,803
-Other receivables from financial transactions	(98,132)	(35,919)
-Assets subject to financial leasing	36,681	(55,179)
-Deposits	25,154	(30,493)

to financial sector	10,474	(7,584)
to non-financial public sector	(498,089)	7,202
to non-financial private sector and residents abroad	512,769	(30,111)
-Other liabilities from financial transactions	(116,869)	(26,679)

Financing from financial or interfinancial sector (calls received)	—,—	(5,160)
Others (except liabilities included in Financing Activities)	(116,869)	(21,519)
Collections related to service charge income	822,203	649,248
Payments related to service charge expense	(194,730)	(151,708)
Administrative expenses paid	(1,118,814)	(794,705)
Organizational and development expenses paid	(917)	(6,638)
Net collections from punitive interest	2,244	1,336
Differences from judicial resolutions paid	(37,182)	(33,208)
Collections of dividends from other companies	48,428	12,254
Other collections related to other income and expenses	184,284	143,680

Net cash flows provided by operating activities	2,084,700	724,490

Investment activities

Net payments from premises and equipment	(125,795)	(57,740)
Net (payments) / collections from other assets	(1,276)	7,891
Other payments from investment activities	(192,404)	(216,903)

Net cash flows used in investment activities	(319,475)	(266,752)

Financing activities

Net collections/ (payments) from:
-Argentine Central Bank	(292)	154

Other	(292)	154
-Banks and international agencies	(286,718)	(55,645)
-Financing received from local financial institutions	1,652	(15,755)
Cash dividends	(35,000)	(164,000)
Other (payments) / collections from financing activities	(8,602)	26,939

Net cash flows used in financing activities	(328,960)	(208,307)

Financial results and results from holdings of cash and cash equivalents (including interest)	20	11,174

Net increase in cash and cash equivalents	1,436,285	260,605

(1)	See note 15 “Statement of cash and cash equivalents flow”

The accompanying notes 1 through 17 and exhibits A through L, N and O and the consolidated financial statements with its notes and exhibits are an integral part of these statements.

NOTES TO THE FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2009, PRESENTED IN

COMPARATIVE FORM WITH THE BALANCE SHEET AS OF DECEMBER 31, 2008, AND THE

STATEMENTS OF INCOME, CHANGES IN STOCKHOLDERS’ EQUITY AND CASH AND CASH

EQUIVALENTS FLOW AS OF SEPTEMBER 30, 2008

(Translation of financial statements originally issued in Spanish - See note 17)

(Stated in thousands of pesos)

1. CORPORATE SITUATION AND BANK’S ACTIVITIES

1.1 Corporate situation

BBVA Banco Francés S.A. (BF or the Bank) has its main place of business in Buenos Aires, Argentina, and operates a 240-branch network.

As from December, 1996, BF is part of Banco Bilbao Vizcaya Argentaria S.A. (BBVA) global strategy, which controls the Bank, direct and indirectly, with 75.97% of the corporate stock as of September 30, 2009.

Part of BF’s corporate stock is publicly traded and has been registered with the Buenos Aires Stock Exchange, New York Stock Exchange and Madrid Stock Exchange.

1.2 Capital stock

Changes in the Bank’s capital stock during the last five fiscal years are as follows:

Date of		Form of placement	Amount	Total
Stockholders’ Meeting deciding on the issuance	Registration with the Public Registry of Commerce

Capital Stock as of December 31, 2003:				368,128

04-22-2004	01-25-2005	(1)	103,233	471,361
03-27-2009	10-05-2009	(2)	65,000	536,361	(3)

(1)	Through public subscription of shares.
(2)	For payment of share dividend.
(3)	The amount of Capital Stock is fully paid in and authorized for public offering by National Securities Commission (CNV). On September 4, 2009, the Argentine Central Bank (BCRA) through its Resolution No. 313/47/09 approved the distribution of 65,000 share dividends and 35,000 cash dividends. On October 5, 2009 the new shares were registered with the Public Registry of Commerce.

1.3 Responsibility of stockholders

BBVA Banco Francés S.A. is a corporation established under the laws of the Argentine Republic, and the responsibility of its stockholders is limited to the value of the paid - in shares, in accordance with Law No. 19,550. As a result, in compliance with Law No. 25,738, it is hereby informed that neither the foreign capital majority stockholders nor the local or foreign stockholders will respond, in excess of the mentioned paid-in stockholding, for the liabilities arising out of the transactions performed by the financial institution.

NOTES TO THE FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2009, PRESENTED IN

COMPARATIVE FORM WITH THE BALANCE SHEET AS OF DECEMBER 31, 2008, AND THE

STATEMENTS OF INCOME, CHANGES IN STOCKHOLDERS’ EQUITY AND CASH AND CASH

EQUIVALENTS FLOW AS OF SEPTEMBER 30, 2008—(Continued)

(Translation of financial statements originally issued in Spanish - See note 17)

(Stated in thousands of pesos)

2. SIGNIFICANT ACCOUNTING POLICIES

2.1 Restatement of the financial statements in equivalent purchasing power

The financial statements have been taken from the Bank’s books of account in conformity with the standards of the BCRA.

These financial statements recognize the effects of the changes in the purchasing power of the currency through February 28, 2003, following the restatement method established by Argentine Federation of Professional Council in Economic Sciences (FACPCE) Technical Pronouncement No. 6 (modified by Technical Pronouncement No.19), using adjustment rates derived from the Internal Wholesale Price Index published by the National Institute of Statistics and Census (I.N.D.E.C.).

Accordingly to the above mentioned method, the accounting figures were restated due to the purchasing power changes through August 31, 1995. As from that date, based in the prevailing economic stability conditions and accordingly with CNV General Resolution No. 272 and BCRA Communication “A” 2365, the accounting figures were not restated through December 31, 2001. In view of CNV General Resolution No. 415 and BCRA Communication “A” 3702, the method was reinstated effective as from January 1, 2002, considering the previous accounting figures as restated as of December 31, 2001.

By Communication “A” 3921 of the BCRA and General Resolution No. 441/03 of the CNV, in compliance with Decree 664/03 of the Federal Executive, application of the restatement method on financial statements in equivalent purchasing power has been suspended as from March 1, 2003. Accordingly, BBVA Banco Francés S.A. applied the mentioned restatement until February 28, 2003.

2.2 Comparative information

In accordance with BCRA Communication “A” 4265, the Balance Sheet and the Exhibits that so specify include the comparative information as of December 31, 2008, while the Statements of Income, Changes in Stockholders’ Equity and Cash and cash equivalents flow show comparative information as of September 30, 2008.

2.3 Valuation methods

The main valuation methods used in the preparation of the financial statements have been as follows:

a)	Foreign currency assets and liabilities:

As of September 30, 2009 and the end of the previous fiscal year, such amounts were converted at the benchmark exchange rate of the BCRA as of the closing date of transactions on the last business day of the period or fiscal year. The exchange differences were charged to income (loss) for the period or fiscal year.

b)	Government and private securities:

•

Holdings for trading or financial transactions and instruments issued by the BCRA (except Holdings available for sale): they were valued based on current listed prices for each security as of September 30, 2009 and the end of the previous fiscal year. Differences in listed prices were credited/charged to income for the period or fiscal year.

•

Government Securities for repurchase agreements with the Argentine Central Bank (BCRA): as of December 31, 2008 they were valued on the basis of the quotations in force at the end of the fiscal year. Differences in listed prices were credited/charged to income for the fiscal year.

•

Holdings available for sale (Government Securities and Instruments issued by the Argentine Central Bank): according to Communication “A” 4702 dated August 30, 2007, the Government Securities and Instruments issued by BCRA, included in the list of volatilities published by the BCRA on a monthly basis, were classified in the category “Available for sale”.

As of September 30, 2009 and the end of the previous fiscal year, they were valued in accordance with the quotations prevailing for each security as of the close of the period or fiscal year. Differences, if any, between the cost of addition of these holdings increased by the accrual of the

NOTES TO THE FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2009, PRESENTED IN

COMPARATIVE FORM WITH THE BALANCE SHEET AS OF DECEMBER 31, 2008, AND THE

STATEMENTS OF INCOME, CHANGES IN STOCKHOLDERS’ EQUITY AND CASH AND CASH

EQUIVALENTS FLOW AS OF SEPTEMBER 30, 2008—(Continued)

(Translation of financial statements originally issued in Spanish - See note 17)

(Stated in thousands of pesos)

internal rate of return and the value of the quotation were charged to Unrealized valuation difference in the stockholders’ equity. As of September 30, 2009 and the end of the previous fiscal year, the amount recorded was 54,524 (loss) and 181,119 (loss), respectively.

•

Unlisted government securities: as of September 30, 2009 they were valued at the highest amount resulting from a comparison between the present value as estimated by BCRA and the book value (net of its balancing account), following the instructions in BCRA’s Communication “A” 4898. In addition, the Bank has raised an allowance for impairment to book such securities at their fair value of realization.

As of December 31, 2008 they were valued at the lowest of present or technical values (including adjustment and accrued interest), as established by Communication “A” 3911 as amended of the BCRA, less the estimated allowance to impairment value, which are carried in the books at their fair realization values.

•

Unlisted instruments issued by the BCRA: in accordance with the regulations issued by the BCRA, this portfolio now reflects holdings that do not show the volatility reported by the BCRA. As of September 30, 2009 and the end of the previous fiscal year, the value of the holdings in accordance with the most recent quotation informed rose on the basis of the interest accrued as per the internal rate of return.

•

Investments in listed private securities, equity and debt instruments: they were valued based on current listed prices as of September 30, 2009 and the end of the previous fiscal year. Differences in listed prices were charged to income for the period or fiscal year.

c)	Loans to Government Sector:

Federal Government secured loans – Decree No. 1387/2001:

As of December 31, 2008, these loans were valued at the lower of present or technical value, as established by Communication “A” 3911 as amended of the BCRA.

On January 30, 2009, the Bank exchanged Global 2008 secured loans at variable interest rate and maturing in 2011 for a nominal value of 321,340 (whose technical value on the date of the exchange was 1,018,447) for bonds issued by the Argentine Government, denominated in pesos and accruing interest at the private BADLAR rate plus 275 basis points and maturing in 2014. The Bank has recognized the exchange in accordance with the regulations laid down by BCRA, no results have been generated as of that date.

As of September 30, 2009, the secured loans that were not covered by the exchange were valued at the highest amount resulting from a comparison between the present value as estimated by BCRA and the book value in accordance with the provisions under BCRA’s Communication “A” 4898. An amount has been added to said balancing account to match their book values to fair realization values.

d)	Interest accrual:

Interest has been accrued according to a compound interest formula in the periods in which it was generated, except interest on transactions in foreign currency, those whose maturity does not exceed 92 days, and adjustable assets and liabilities and loans to financial sector which were apportioned on a linear basis.

e)	Benchmark stabilization coefficient (CER):

As of September 30, 2009 and the end of the previous fiscal year, receivables and payables have been adjusted to the CER as follows:

•

Federal government secured loans have been adjusted under Resolution 50/2002 of the Ministry of Economy, which resolved that the CER business 10 (ten) days prior to the maturity date of the related service will be considered for yield and repayments of the loans.

NOTES TO THE FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2009, PRESENTED IN

COMPARATIVE FORM WITH THE BALANCE SHEET AS OF DECEMBER 31, 2008, AND THE

STATEMENTS OF INCOME, CHANGES IN STOCKHOLDERS’ EQUITY AND CASH AND CASH

EQUIVALENTS FLOW AS OF SEPTEMBER 30, 2008—(Continued)

(Translation of financial statements originally issued in Spanish - See note 17)

(Stated in thousands of pesos)

•

Federal Government Secured Bonds due in 2020: have been adjusted under Resolution 539/2002 of the Ministry of Economy, which resolved that the CER business 5 (five) days prior to the maturity date of the related service will be considered for yield and repayment of the bonds.

•	Deposits and other assets and liabilities: have been adjusted considering the CER prevailing as of September 30, 2009 and December 31, 2008.

f)	Allowance for loan losses and contingent commitments:

For loans, other receivables from financial transactions, assets subject to financing leasing, receivables from sale of property assets and contingent commitments: the allowances have been calculated based on the Bank’s estimated loan loss risk in light of debtor compliance and the collaterals supporting the respective transactions, as provided by Communication “A” 2950 and supplemented of the BCRA.

g)	Instruments to be received and to be delivered for spot and forward transactions pending settlement:

•	In foreign currency: they were valued according to the benchmark exchange rate of the BCRA for each currency determined on the last business day of the end of the period or fiscal year.

•	Holdings in investments:

Holdings for purchase-sale or intermediation transactions (Government and private securities) as well as instruments issued by the BCRA: in accordance with the method described in 2.3.b) above.

Holdings available for sale, instruments issued by the BCRA: in accordance with the method described in point 2.3.b).

h)	Amounts receivable and payable for spot and forward transactions pending settlement:

They were valued based on the prices agreed upon for each transaction, plus related premiums accrued as of September 30, 2009 and the end of the previous fiscal year.

i)	Unlisted Corporate Bonds:

They were valued at acquisition cost plus income accrued but not collected as of September 30, 2009 and the end of the previous fiscal year.

j)	Assets subject to financing leasing:

As of September 30, 2009 and the end of the previous fiscal year, they have been valued at the present value of unaccrued installments calculated as per the conditions agreed upon in the respective contracts, applying the imputed interest rate thereto.

k)	Investments in other companies:

•	Investments in controlled financial institutions, supplementary activities and authorized were valued based on the following methods:

•

Francés Valores Sociedad de Bolsa S.A., Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A., Consolidar Cía. de Seguros de Retiro S.A., PSA Finance Argentina Compañía Financiera S.A. and Atuel Fideicomisos S.A.: were valued by the equity method at the end of the period or fiscal year.

As of December 31, 2008, the investment in Consolidar Cía. de Seguros de Vida S.A. was valued by the equity method.

•	Investments in non controlled financial institutions, supplementary activities and authorized were valued according to the following methods:

•	Rombo Cía. Financiera S.A., Banelco S.A. and Interbanking S.A.: were valued by applying the equity method at the end of the period or fiscal year.

NOTES TO THE FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2009, PRESENTED IN

COMPARATIVE FORM WITH THE BALANCE SHEET AS OF DECEMBER 31, 2008, AND THE

STATEMENTS OF INCOME, CHANGES IN STOCKHOLDERS’ EQUITY AND CASH AND CASH

EQUIVALENTS FLOW AS OF SEPTEMBER 30, 2008—(Continued)

(Translation of financial statements originally issued in Spanish - See note 17)

(Stated in thousands of pesos)

•

Visa Argentina S.A.: as of September 30, 2009 and the end of the previous fiscal year was valued by applying the equity method on the basis of the financial statements of the issuer company as of May 31, 2009 and 2008, respectively, plus new capital contributions and dividend distribution until those dates.

•

Bladex S.A. (included in Other - Foreign): was valued at acquisition cost in foreign currency plus the nominal value of stock dividends received, converted into pesos based on the method described in 2.3.a).

•	Other: valued at acquisition cost, without exceeding their recoverable value.

•	Other non controlled affiliates were valued based on the following methods:

•	Consolidar A.R.T. S.A. and BBVA Consolidar Seguros S.A.: were valued by applying the equity method at the end of the period or fiscal year.

•	Other: were valued at acquisition cost, without exceeding their recoverable value.

l)	Premises and equipment and Other assets:

They have been valued at acquisition cost plus increases from prior-year appraisal revaluations, restated as explained in note 2.1., less related accumulated depreciation calculated in proportion to the months of estimated useful life of items concerned (see Exhibit F).

m)	Intangible assets:

They have been valued at acquisition cost less related accumulated depreciation calculated in proportion to the months of estimated useful life of the items concerned (see useful life assigned in Exhibit G).

This caption included the differences arising from compliance with court-ordered measures arising from cases challenging the current rules and regulations applicable to deposits with the financial system in the framework of the provisions of Law No. 25,561, Decree No. 214/02 and supplementary provisions. The assets mentioned (calculated on the basis of the nominal difference between the exchange rate freely determined in the market and applied to the value of the deposit recorded in the books at that date) was amortized within the 60 monthly installments starting in April 2003 in accordance with Communication “A” 3916 of the Argentine Central Bank.

As of September 30, 2009 and the end of the previous fiscal year these assets have been fully amortized, with the total accumulated amortization as of those dates amounting to 1,284,162 and 1,246,980, respectively.

The Bank, however, notifies that such amortization was solely calculated to comply with the regulations of the BCRA and that by no means does it imply a waiver to possible compensation or recovery of the exchange difference resulting from compliance with court orders corresponding to petitions for protection of civil rights or other court action derived from the mandatory conversion of bank deposits into pesos.

In the decision in re “Massa, Juan Agustín versus National Executive Branch - Decree 1570/ and others following petitions for protection of civil rights under Law No. 16.986” dated December 27, 2006, the Argentine Supreme Court of Justice confirmed by the majority vote of its members the validity of the emergency legislation enacted from 2001 and until the date of that pronouncement; i.e., the Supreme Court accepted the re-denomination into Pesos of deposits as well as the calculation methodology for the reimbursement of the bank deposits subject to the emergency regime imposed by the Argentine Government which unconstitutionality was claimed in the case mentioned. This decision by the Supreme Court of Justice establishes a calculation modality different from the modality decreed by the Executive Branch, establishing in this particular case the following criteria: each depositor is entitled to receive from the banking institution a reimbursement of the amount deposited converted into Pesos a the US$1 = AR$ 1.40 exchange rate, adjusted by CER until the date of effective payment, plus compensatory interest at the annual, non compoundable 4% interest rate accruing as from the establishment of restrictions upon the availability of bank deposits or as from the date of maturity of the deposit if it was subsequent to February 28, 2002 subject to the monetary limit resulting from the decision handed down by the Court of Appeals, in so far as its judgment has not been appealed by the plaintiff. This criterion remains in a more recent judgment, “Kujarchuk versus the Argentine Executive Branch”, in which The Supreme Court of Justice

NOTES TO THE FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2009, PRESENTED IN

COMPARATIVE FORM WITH THE BALANCE SHEET AS OF DECEMBER 31, 2008, AND THE

STATEMENTS OF INCOME, CHANGES IN STOCKHOLDERS’ EQUITY AND CASH AND CASH

EQUIVALENTS FLOW AS OF SEPTEMBER 30, 2008—(Continued)

(Translation of financial statements originally issued in Spanish - See note 17)

(Stated in thousands of pesos)

lays down the methodology consisting in calculating the amount to be reimbursed in Pesified deposits in the event there had been partial reimbursements or deliveries through a comparison to the amounts withdrawn by the bank as a result of decisions handed down by a court or resulting from out-of-court arrangements. Those payments shall be deemed to be partial payments and that a deduction is to be performed out of the original deposit denominated in foreign currency of the percentage that, when converted into such currency, is represented by such payments converted into US Dollars at the exchange rate quoted in the floating foreign exchange market prevailing on each date. The amounts withdrawned on such concepts are to be consolidated and deducted according to the rules there established and always according to the guidelines of the Massa judgment. Come this instance, costs are borne in equal parts by the plaintiff and defendant and as regards previous instances, they are borne as decided by the Court of Appeals. Additionally, the Court has placed a cap on the amount pending reimbursement equivalent to the limit established by the Court of Appeals, and if applicable, the value in US Dollars of the original deposit.

As of September 30, 2009 and the end of the previous fiscal year, the Bank has estimated this contingency and it has raised allowances for the total amount.

The Bank’s Board of Directors expects that the Argentine State remedies the significant damage resulting from compliance with court-ordered measures on petitions for protection of civil rights and actions for relief, particularly due to the impact of differences in compensation or recovery as per the rulings in the abovementioned actions and according to the law in relation to pesification of the underlying deposits. In this regard, the Bank has informed of such financial damages to the relevant authorities, with reservation of rights.

n)	Derivative transactions (see note 11):

•	Interest rate swaps and Forward transactions

1.	Interest rate swaps are recorded at the value resulting from the application of rates differences to residual notional amounts at the end of the period or fiscal year.

2.	Forward transactions payable in Pesos without delivery of the underlying asset are recorded for the amount receivable or payable, as appropriate, arising from the difference between the agreed exchange rate and the exchange rate at the end of the period or fiscal year as applied to stated notional amounts.

•	Put options bought and written:

As of December 31, 2008 these were valued based on their intrinsic value, which represents the difference between the market value of the underlying asset and the strike price. The exchange differences were charged to income (loss) for the fiscal year.

o)	Term investments yielding variable income - Communication “A” 2482 and supplemented:

As of December 31, 2008, the variable income yielded by these investments, agreed for terms equal to or in excess of 180 days, was accrued on the basis of the proportion agreed upon concerning the change in the price of the assets or the indicators contained in the provision. Any said change was restricted to a given range of contractually agreed values.

p)	Employee termination pay:

The Bank expenses employee termination pay as disbursed.

q)	Other liabilities

They include the debit balances non arising out of transactions relating to the supply and demand of financial resources, plus the adjustments and interest payable accrued as of September 30, 2009 and the end of the previous fiscal year.

NOTES TO THE FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2009, PRESENTED IN

COMPARATIVE FORM WITH THE BALANCE SHEET AS OF DECEMBER 31, 2008, AND THE

STATEMENTS OF INCOME, CHANGES IN STOCKHOLDERS’ EQUITY AND CASH AND CASH

EQUIVALENTS FLOW AS OF SEPTEMBER 30, 2008—(Continued)

(Translation of financial statements originally issued in Spanish - See note 17)

(Stated in thousands of pesos)

r)	Allowance for other contingencies:

It includes the estimated amounts to meet contingencies of probable occurrence that, if occurred, would give rise to a loss for the Bank.

s)	Stockholders’ equity accounts:

They are restated as explained in note 2.1, except for the “Capital Stock” and “Non capitalized contributions” accounts which have been kept at original value. The adjustment resulting from the restatement is included in the “Adjustment to Stockholders´ Equity – Adjustment to Capital Stock” account.

t)	Statement of Income Accounts:

•

As of September 30, 2009 and 2008, accounts accruing monetary transactions (financial income (expense), service charge income (expense), provision for loan losses, administrative expenses, etc.) were computed on the basis of their monthly accrual at historical rates.

•	Accounts reflecting the effect on income resulting from the sale, write-off, or use of non-monetary assets were computed based on the value of such assets, as mentioned in note 2.1.

•	Income from investments in subsidiaries was computed based on such companies’ income adjusted as explained in note 2.1.

u)	Earning per share:

As of September 30, 2009, the Bank calculates the earning per share on the basis of 536,361,306 ordinary shares and as of September 30, 2008 on the basis of 471.361.306, of $ 1 par value each. The net income for the periods on those dates is as follows:

	09-30-2009	09-30-2008

Net income for the period	457,213	305,731
Earning per share for the nine-month period – (stated in pesos)	0.85	0.64

v)	Use of accounting estimates:

The preparation of the financial statements in accordance with the standards set forth by the BCRA require the Bank’s Board of Directors to use assumptions and estimates that affect certain assets such as allowances for doubtful loan and certain liabilities such as provisions for other contingencies as well as the income/loss generated during the fiscal years being reported. Final income/loss may differ from such estimates.

3. DIFFERENCES BETWEEN BCRA ACCOUNTING STANDARDS AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN BUENOS AIRES CITY - ARGENTINA

The Bank has prepared these financial statements by applying the regulations of the BCRA, which do not contemplate some of the valuation criteria incorporated to the generally accepted accounting principles in Argentina.

The main differences between the regulations of the BCRA and the generally accepted accounting principles in Argentina are detailed below:

I. Valuation criteria

a)	National Government Secured loans

During the year ended on December 31, 2001, as a consequence of the provisions of Decree No. 1387/01, on November 6, 2001, the Bank exchanged national government securities, bonds, treasury bills and/or unsecured loans with the National Government for a face value of US$ 2,227,460 thousands for Secured loans. At September 30, 2009 and the end of the previous fiscal year, those loans (considering, in addition,

NOTES TO THE FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2009, PRESENTED IN

COMPARATIVE FORM WITH THE BALANCE SHEET AS OF DECEMBER 31, 2008, AND THE

STATEMENTS OF INCOME, CHANGES IN STOCKHOLDERS’ EQUITY AND CASH AND CASH

EQUIVALENTS FLOW AS OF SEPTEMBER 30, 2008—(Continued)

(Translation of financial statements originally issued in Spanish - See note 17)

(Stated in thousands of pesos)

the swap conducted in January 2009 mentioned in note 2.3.c)) are recorded under “Loans – to Government Sector” amounting to 312,337 and 1,365,546, respectively, in accordance with the criterion described in note 2.3.c).

In accordance with Resolution CD No. 290/01 of the Professional Council in Economic Sciences of Buenos Aires City (C.P.C.E.C.A.B.A.), at December 31, 2008 these assets should have been valued considering the respective quotation values of the swapped bonds at November 6, 2001, delivered in exchange and the increase sustained as a result of the interest accrued according to the internal rate of return, and they do not exceed their recoverable value.

b)	Tax effects

As already indicated in note 4.1., the Bank has received various communications from the BCRA pursuant to which that BCRA indicates that the capitalization of items arising from the application of the deferred tax method is not allowed. In accordance with professional accounting standards currently in force in Argentina, a deferred tax asset should be recognized to the extent the reversal of temporary differences generates a future decrease in the tax effectively determined. As a result, the allowances set up by the Bank in this respect, for 339,200 and 193,552 as of September 30, 2009 and the end of the previous fiscal year, respectively, should be recovered.

In addition as of December 31, 2008, the Bank had tax loss carryforwards that were partially applied to compensate the taxable income for the current fiscal year.

c)	Derivative financial instruments

As explained in notes 2.3.n) and 11, as of September 30, 2009 and the end of the previous fiscal year, the Bank recorded the effects of interest rate swap agreements as established by the BCRA. Should the Bank have applied the professional accounting standards currently applicable, the stockholders’ equity would have decreased in 110 and 3,581, respectively. In addition, the effect of the application of the professional accounting standards on the income statement for the nine-month periods ended September 30, 2009 and 2008 would have been 3,471 (income) and 1,974 (income), respectively.

d)	Investments in Consolidar A.F.J.P. S.A.

On September 25, 2009, the Bank acquired from Consolidar A.F.J.P. S.A. the latter’s undivided interest in the piece of real estate located in Avenida Independencia 169. The Bank’s ownership interest in this Company as disclosed in the balance sheet as of September 30, 2009 was reduced by 20,109, which represents the result attributable to the majority interest. In addition, the value of the property as disclosed in the consolidated balance sheet as of that date was also reduced by a like amount. The professional accounting standards currently in force in Argentina do not require the adjustment mentioned.

II. Valuation criteria and aspects related to the presentation of information

a)	Holdings available for sale

As disclosed in note 2.3.b), the Bank charged to the account “Unrealized valuation difference” in stockholders’ equity a loss of 54,524 and a loss of 181,119, as of September 30, 2009 and the end of the previous fiscal year, respectively, which reflects the difference between the cost of addition of these holdings and increased by the accrual of the internal rate of return and the value as quoted of Government securities and instruments issued by the BCRA, classified as Holdings available for sale. The professional accounting standards in force in the City of Buenos Aires do not endorse this accounting treatment. As of September 30, 2009 and 2008 and the end of the previous fiscal year, 126,595 (income), 18,379 (loss) and 138,323 (loss), respectively, should have been charged to income for the periods or fiscal year.

NOTES TO THE FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2009, PRESENTED IN

COMPARATIVE FORM WITH THE BALANCE SHEET AS OF DECEMBER 31, 2008, AND THE

STATEMENTS OF INCOME, CHANGES IN STOCKHOLDERS’ EQUITY AND CASH AND CASH

EQUIVALENTS FLOW AS OF SEPTEMBER 30, 2008—(Continued)

(Translation of financial statements originally issued in Spanish - See note 17)

(Stated in thousands of pesos)

4. TAX MATTERS

4.1. Income tax

The Bank determined the charge for income tax by applying the effective 35% rate to taxable income estimated for fiscal year considering the effect of temporary differences between accounting and taxable income. The Bank considered as temporary differences those that have a definitive reversal date in subsequent years.

On June 19, 2003, the Bank received a note from the BCRA indicating that the capitalization of items arising from the application of the deferred tax method is not allowed.

On June 26, 2003, the Bank’s Board of Directors, based on the opinion of its legal counsel, have responded the above mentioned note, indicating that in their opinion the rules of the BCRA do not prohibit the application of the deferred tax method generated by the recognition of temporary differences between the accounting and tax result. Subsequently, Resolution 118/03 of the Superintendent of Financial and Exchange Institutions received on October 7, 2003 confirmed the terms of the note dated June 19, 2003. Consequently, as from that date the Bank has set up an allowance for the net balance between the deferred tax assets and liabilities.

As of September 30, 2009 and the end of the previous fiscal year, the Bank records under Other Receivables (in the line Tax Prepayments) a taxable deferred asset amounting 339,200 and 193,552, respectively. Such amounts are made up as follows:

	09-30-2009	12-31-2008

Deferred tax assets	632,816	534,394
Deferred tax liabilities	(293,616)	(340,842)

Net deferred assets	339,200	193,552
Allowance	(339,200)	(193,552)

In addition, as of September 30, 2009, the Bank recorded 230,600 in the Income Tax line that corresponds to the amount estimated as Income Tax which is to be deposited with the Tax Authorities.

4.2. Tax on minimum presumed income

Tax on minimum presumed income (TOMPI) was established by Law No. 25,063 in the year ended December 31, 1998, for a ten-year term. On December 19, 2008 Law No. 26,426 established a one-year extension in TOMPI until December 30, 2009. This tax is supplementary to income tax: while the latter is levied on the taxable income for the year, TOMPI is a minimum levy determined by applying the current 1% rate on the potential income of certain productive assets. Therefore, the Bank’s tax obligation for each year will coincide with the highest of these taxes. The above Law provides that institutions governed by Financial Institutions Law must consider as a tax base 20% of their taxable assets, after deducting non-computable ones. However, if TOMPI exceeds income tax in a given year, the excess thereof may be computed as a payment on account of any income tax in excess of TOMPI that may occur in any of the following ten years.

In every year that net operating losses are offset, the tax benefit (the benefit of the effective rate on the net operating loss used) will be realized to the extent that income tax (net of the offsetting) equals or exceeds tax on minimum presumed income, but will reduced by any excess of the latter over former.

On February 11, 2005, the Argentine Central Bank issued Communication “A” 4295 whereby it enabled, under certain rules, the accounting record of credits on Tax on Minimum Presumed Income.

Consequently, as of September 30, 2009 the Bank recorded the above asset in an amount of 234.931 in the line Tax on minimum presumed income – Tax Credit. As of December 31, 2008 the Bank recorded the above asset in an amount of 236,205 (188,324 in the line Tax on minimum presumed income – Tax Credit and 47,881 in the line Others – Tax Prepayments, under Other Receivables).

NOTES TO THE FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2009, PRESENTED IN

COMPARATIVE FORM WITH THE BALANCE SHEET AS OF DECEMBER 31, 2008, AND THE

STATEMENTS OF INCOME, CHANGES IN STOCKHOLDERS’ EQUITY AND CASH AND CASH

EQUIVALENTS FLOW AS OF SEPTEMBER 30, 2008—(Continued)

(Translation of financial statements originally issued in Spanish - See note 17)

(Stated in thousands of pesos)

4.3. Other tax issues

a)	In the year 1998 through 2000, the Bank was notified of three tax assessments performed at the initiative of the Federal Administration of Public Revenue (AFIP), concerning income tax for the fiscal years 1992, 1993 and 1994 through 1998 plus minimum presumed income tax for the fiscal year 1999.

An appeal against said assessments was lodged with the Argentine Tax Court: although the petitions asserted by the Bank in connection with periods 1992 and 1993 were partially dismissed, those concerning the periods 1994 through 1999 were admitted by the Tax Court. In all these cases, appeals against the resolutions were lodged with the Appellate Court with federal jurisdiction over contentious administrative matters. On September 4, 2009 the Bank was notified of the judgment rendered by the Appellate Court in connection with the case file for fiscal period 1992. The judgment annuls the judgment entered in due time by one of the Argentine Tax Court panels and remands the case file to the Tax Court for it to have another panel render a decision. In addition, the resolution related to the fiscal period 1993 was confirmed by the Appellate Court and an appeal against it has been lodged with the Supreme Court of Justice of Argentina in the form of an ordinary appeal.

As concerns the proceedings for the fiscal periods 1994 through 1999, on December 2, 2008, the Supreme Court of Justice of Argentina confirmed the judgment favorable to the Bank.

The Bank’s Management and tax and legal counsel estimate that the Bank made a reasonable interpretation of effective regulations regarding the observed periods.

b)	On October 24, 2007, the Bank was notified by the Tax Bureau of the City of Buenos Aires of the commencement of a sua sponte tax assessment on a certain basis and partial in nature of the taxable income as regards turnover tax for the fiscal years 2002 and 2003.

On November 14, 2007, the Bank had filed its defenses to the notice mentioned.

Then, on October 6, 2008, the Bank was given notice of Resolution N° 3631-DGR 2008 containing the sua sponte tax assessment for the fiscal years 2002 and 2003. On October 28, 2008, the Bank filed an appeal for review against this resolution, which was rejected on November 7, 2008.

In response to said rejection, on November 28, 2008 an appeal was lodged with a higher administrative authority by the Ministry of Economy of the Government of the City of Buenos Aires, which was also dismissed on April 24, 2009.

On April 28, 2009, the Appellate Court with federal jurisdiction over contentious administrative matters, Panel 3 handed down a judgment favorable to a petition filed by the Bank for the judge to suspend the effect of the decision made by administrative authorities until the appeal is decided. The judgment thus ordered that “….subject to a sworn promise to comply … a) the Tax Bureau of the City of Buenos Aires must suspend the sua sponte assessment that has objected to the treatment afforded by BBVA Banco Francés S.A. to the bonds received from the National Government in the terms of Decree No. 905-02 and the related foreign exchange gains/losses in all matters related to taxation for turnover tax purposes for the fiscal period 2002; b) therefore, the Tax Bureau of the City of Buenos Aires must abstain from demanding that the Bank should pay any amount due that may have arisen from the items above detailed”.

As regards the rest of the debt claimed, the above agency established a plan of payment in installments to which the Bank has adhered acknowledging that said adhesion does not entail a recognition of rights or the abandonment of further actions before the courts. Therefore, on May 26, 2009 the Bank made an advance payment that corresponds to 35% of the total debt, on June 25, 2009 the Bank paid the first of the remaining 120 monthly installments and since then, the Bank has been paying the monthly installments as they accrue. On October 9, 2009, the Bank filed with the Tax Bureau of the City of Buenos Aires a request for the refund of the taxes paid with the prepayment above mentioned and the installments already paid. This petition included a reserve that the Bank may include in the complaint filed with the administrative authorities all the installments that have not yet accrued to the extent they are paid by the Bank.

NOTES TO THE FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2009, PRESENTED IN

COMPARATIVE FORM WITH THE BALANCE SHEET AS OF DECEMBER 31, 2008, AND THE

STATEMENTS OF INCOME, CHANGES IN STOCKHOLDERS’ EQUITY AND CASH AND CASH

EQUIVALENTS FLOW AS OF SEPTEMBER 30, 2008—(Continued)

(Translation of financial statements originally issued in Spanish - See note 17)

(Stated in thousands of pesos)

The Bank’s Management and tax and legal counsel estimate that the Bank made a reasonable interpretation of effective regulations regarding the observed periods.

The Bank’s Management does not expect an adverse financial impact in these respects.

5. BREAKDOWN OF MAIN ITEMS AND ACCOUNTS

The breakdown of the items included under Other accounts which exceed 20% of the total amount of each item is as follows:

	09-30-2009	12-31-2008
a) LOANS

Loans granted to pre-finance and finance exports	1,638,618	1,381,330
Fixed-rate financial loans	682,956	669,047
Other	70,722	155,964

Total	2,392,296	2,206,341

b) INVESTMENTS IN OTHER COMPANIES

In other non-controlled companies - unlisted	35,650	31,726
In controlled companies - supplementary activities	351,063	372,612
In non-controlled companies - supplementary activities	15,673	19,489
Other - unlisted	52	47

Total	402,438	423,874

c) OTHER RECEIVABLES

Prepayments	34,422	33,148
Guarantee deposits	61,280	33,665
Miscellaneous receivables	79,192	76,625
Tax prepayments (1)	343,638	246,457
Other	2,724	4,410

Total	521,256	394,305

(1) As of September 30, 2009 and the end of the previous fiscal year, it includes the deferred tax asset for 339,200 and 193,552 respectively (see note 4.1).

d) OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS

Correspondents - our account	—,—	11,909
Collections and other operations for the account of third parties	273,725	392,840
Other withholdings and collections at source	141,397	115,104
Accounts payable for consumption	192,075	201,343
Money orders payable	147,282	125,811
Loans received from Argentine Technological Fund (FONTAR)	34,308	39,951
Loans received from Interamerican Development Bank (BID)	35,279	48,520
Pending Banelco debit transactions	11,111	23,807
Other	76,153	94,089

Total	911,330	1,053,374

NOTES TO THE FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2009, PRESENTED IN

COMPARATIVE FORM WITH THE BALANCE SHEET AS OF DECEMBER 31, 2008, AND THE

STATEMENTS OF INCOME, CHANGES IN STOCKHOLDERS’ EQUITY AND CASH AND CASH

EQUIVALENTS FLOW AS OF SEPTEMBER 30, 2008—(Continued)

(Translation of financial statements originally issued in Spanish - See note 17)

(Stated in thousands of pesos)

	09-30-2009	12-31-2008
e) OTHER LIABILITIES

Accrued salaries and payroll taxes	132,638	178,269
Accrued taxes	264,335	84,297
Miscellaneous payables	101,322	100,666
Other	2,154	1,186

Total	500,449	364,418

f) MEMORANDUM ACCOUNTS – DEBIT – CONTROL

Items in safekeeping	11,250,813	8,002,635
Collections items	339,926	660,981
Checks drawn on the Bank pending clearing	236,767	213,423
Checks not yet credited	930,637	832,783
Securities representative of investments in escrow on behalf of the Guarantee Fund for the Sustainability of the Pay-as-you-go System managed by the Argentine State	24,564,521	16,151,027
Other	88,626	76,863

Total	37,411,290	25,937,712

	09-30-2009	09-30-2008
g) SERVICE CHARGE INCOME

Rental of safe-deposit boxes	25,781	17,218
Commissions for capital market transactions	5,176	10,092
Commissions for salary payment	5,453	4,583
Commissions for trust management	1,670	1,646
Commissions for hiring of insurances	85,403	62,201
Commissions for transportations of values	8,857	6,529
Commissions for loans and guaranties	11,519	17,285
Other	40,302	37,134

Total	184,161	156,688

h) SERVICE CHARGE EXPENSE

Turn-over tax	44,769	27,582
Insurance paid on lease transactions	15,288	9,097
Other	3,208	2,360

Total	63,265	39,039

i) OTHER INCOME

Deferred income tax (1)	145,648	123,650
Rent	882	1,770
Related parties expenses recovery	5,303	3,901
Tax recovery	10,820	—,—
Other	9,756	17,473

Total	172,409	146,794

(1) Offset with a charge for the same amount in “Charge for uncollectibility of other receivables and other allowances” account, under Other expense item.

NOTES TO THE FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2009, PRESENTED IN

COMPARATIVE FORM WITH THE BALANCE SHEET AS OF DECEMBER 31, 2008, AND THE

STATEMENTS OF INCOME, CHANGES IN STOCKHOLDERS’ EQUITY AND CASH AND CASH

EQUIVALENTS FLOW AS OF SEPTEMBER 30, 2008—(Continued)

(Translation of financial statements originally issued in Spanish - See note 17)

(Stated in thousands of pesos)

6. RESTRICTIONS ON ASSETS

As of September 30, 2009, there are Bank assets, which are restricted as follows:

a)	The Government and Private Securities account includes 65,158 in Guaranteed Bonds maturing in 2018 and 54,500 in Federal Government Bocon PRO12, allocated to the guarantee required to act as custodian of investment securities related to Guarantee Fund for the Sustainability of the Pay-as-you-go System managed by the Argentine State.

b)	The Bank appropriated loan funds of its active portfolio in an amount of 1,538 to secure debts with the BCRA.

c)	The Bank appropriated BCRA Notes (Badlar), in an amount of 65,073 to secure loans arranged under the Credit Global Program given by the Interamerican Development Bank (B.I.D.).

7. TRANSACTIONS WITH SUBSIDIARIES AND PARENT COMPANIES (ART. 33 OF LAW No. 19,550)

The balances as of September 30, 2009 and the end of the previous fiscal year, for transactions performed with subsidiaries and parents companies are as follows:

	Balance Sheet				Memorandum Accounts (1)
	Assets		Liabilities
Company	2009	2008	2009	2008	2009	2008
BBVA S.A.	—,—	8,355	—,—	2,510	36,133	25,029
Francés Valores Sociedad de Bolsa S.A.	—,—	20	4,238	323	4,473	3,249
Consolidar A.R.T. S.A.	50	89	30,969	134,150	115	491,433
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A.	15	12	3,315	6,640	281	42,727
Consolidar Cía. de Seguros de Retiro S.A.	881	238	11,026	172,927	47,961	595,721
Consolidar Cía. de Seguros de Vida S.A. (2)	—,—	27	—,—	5,813	—,—	132,468
Atuel Fideicomisos S.A.	—,—	—,—	3,008	3,376	—,—	20
BBVA Consolidar Seguros S.A.	6,044	5,737	1,945	28,492	612	98,334
PSA Finance Argentina Cía Financiera S.A.	279,530	320,610	1,031	280	—,—	—,—
Rombo Cía. Financiera S.A.	103,366	133,873	13,796	6,664	1,550	47,000
Francés Administradora de Inversiones S.A.	1	75	21,011	17,593	4,665	5,620
Consolidar Comercializadora S.A.	—,—	—,—	407	8,429	12,145	796
Inversora Otar S.A.	—,—	107	674	78	348,838	168,344

(1)	Includes Items in safekeeping, Credit lines granted (unused portion) covered by debtor classification regulations, Guaranties given covered by debtor classification regulations and Derivatives.
(2)	See note 3.a) to the consolidated financial statements.

8. BANK DEPOSITS GUARANTEE INSURANCE SYSTEM

The Bank is included in the Deposit Guarantee System established by Law 24,485, Regulatory Decrees No. 540/95, No. 1,292/96 and 1,127/98 and Communication “A” 2337 and BCRA’s complementary regulations.

Such law provided for the creation of the Company Seguros de Depósitos Sociedad Anónima (SEDESA) for purposes of managing the Deposit Guarantee Fund (DGF), whose shareholders, in accordance with the changes introduced by Decree No. 1,292/96, shall be the BCRA with one share as a minimum and the trustees of the trust created by the financial institutions in the proportion to be determined for each by the BCRA according to their contributions to the DGF.

That Company was incorporated in August 1995 and the Bank has a 11.6992% interest in its capital stock.

NOTES TO THE FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2009, PRESENTED IN

COMPARATIVE FORM WITH THE BALANCE SHEET AS OF DECEMBER 31, 2008, AND THE

STATEMENTS OF INCOME, CHANGES IN STOCKHOLDERS’ EQUITY AND CASH AND CASH

EQUIVALENTS FLOW AS OF SEPTEMBER 30, 2008—(Continued)

(Translation of financial statements originally issued in Spanish - See note 17)

(Stated in thousands of pesos)

The Deposit Guarantee System, which is limited, compulsory and onerous, has been created for purposes of covering the bank deposit risks subsidiarily and complementarily to the deposit protection and privilege system established by the Financial Institutions Law.

The guarantee shall cover the repayment of principal disbursed plus interest accrued through the date of revoking of the authorization to operate or through the date of suspension of the institution through application of section 49 of the BCRA’s Charter provided that the latter had been adopted earlier than the former without exceeding the amount of pesos thirty thousand. Regarding operations in the name of two or more people, the guarantee shall be prorated between the holders. In no event shall the total guarantee per person exceed the abovementioned amount, whatever the number of accounts and/or deposits.

9. TRUST ACTIVITIES

9.1. Financial Trusts

On January 5, 2001, the BCRA’s Board of Directors issued Resolution No. 19/01, providing for the exclusion of Mercobank S.A.’s senior liabilities under the terms of Section 35 bis of the Financial Institutions Law, the authorization to transfer the excluded assets to the Bank as trustee of the Diagonal Trust, and the authorization to transfer the excluded liabilities to beneficiary banks. Also, on the mentioned date, the agreement to set up the Diagonal Trust was subscribed by Mercobank S.A. as settle and the Bank as trustee in relation to the exclusion of assets as provided in the resolution abovementioned. The Bank entrusted Atuel Fideicomisos S.A. the management of collections and the realization of the corpus assets. As of September 30, 2009 and the end of the previous fiscal year, the assets of Diagonal Trust amount to 2,390 and 2,852, respectively, considering its recoverable value. In addition, as of September 30, 2009 and the end of the previous fiscal year the Bank has recorded the assets of Maginot Trust, whose book value amounts to 204 and 348, respectively. Said amounts are recorded in memorandum debit accounts “For trustee activities – Funds in trust”.

9.2. Non Financial Trusts

The Bank acts as trustee in 34 non financial trusts, and in no case being personally liable for the liabilities assumed in the performance of the contract obligations; such liabilities will be satisfied with and up to the full amount of the corpus assets and the proceeds therefrom. The non financial trusts concerned were set up to secure the receivables of several creditors (beneficiaries) and the trustee was entrusted the management, care, preservation and custody of the corpus assets until (i) the requirements to show the noncompliance with the obligations by the debtor (settler) vis-à-vis the creditors (beneficiaries) are met, moment at which such assets will be sold and the proceeds therefrom will be distributed (net of expenses) among all beneficiaries, the remainder (if any) being delivered to the settler, or (ii) all contract terms and conditions are complied with, in which case all the corpus assets will be returned to the settler or to whom it may indicate. The trust assets represent about 602,957 and 718,956 as of September 30, 2009 and the end of the previous fiscal year, respectively, consist of cash, creditors’ rights, real estate and shares.

10. CORPORATE BONDS

On July 15, 2003, an Extraordinary Stockholders’ Meeting approved the setting up of a Program for the issuance and re-issuance of ordinary non-convertible Negotiable Obligations with ordinary guarantee, or such guarantees as may be decided by the Board of Directors, and unsecured Subordinated Negotiable Obligations, convertible or not into shares. During the life of the Program, which will be 5 (five) years, it shall be possible to issue and re-issue any number of series and/or classes of Negotiable Obligations as long as at all times the maximum amount in circulation after adding together all series and/or classes outstanding under the Program pending redemption does not exceed at any time US$ 300,000,000.

On April 26, 2007, the Ordinary and Extraordinary Stockholders’ Meeting delegated to the Board of Directors the authority to make certain amendments to the existing Negotiable Obligations Global Program such as: i) updating the Program so that it is governed by international terms and conditions, ii) existence of an international trustee in respect of one or more series representing the interests of investors, iii) drafting and execution of documentation in the English language and under foreign laws, including global and final securities, and payment agency, registrar, trust and underwriting agreements, as may be necessary, as well as the preparation of information documents for purposes of placement in international markets, including offering circulars and financial statements prepared in a foreign language.

NOTES TO THE FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2009, PRESENTED IN

COMPARATIVE FORM WITH THE BALANCE SHEET AS OF DECEMBER 31, 2008, AND THE

STATEMENTS OF INCOME, CHANGES IN STOCKHOLDERS’ EQUITY AND CASH AND CASH

EQUIVALENTS FLOW AS OF SEPTEMBER 30, 2008—(Continued)

(Translation of financial statements originally issued in Spanish - See note 17)

(Stated in thousands of pesos)

As provided in the Negotiable Obligations Law and BCRA regulations, the proceeds would be applied to: (i) extension of mortgage loans for the purchase and renovation of housing and personal loans in Argentina; (ii) extension of corporate loans in Argentina for purposes of payment of working capital, investment in physical assets located in Argentina or refinancing of liabilities; and (iii) capital contributions in the Bank’s subsidiaries or related companies.

The Ordinary and Extraordinary Stockholders’ Meeting held on March 28, 2008 decided to extend (i) for the term of 5 years the life of the Negotiable Obligations Global Program approved by the Extraordinary Stockholders’ Meeting held on July 15, 2003 and by Resolution No. 14967 of the CNV issued on November 29, 2004 in accordance with the changes introduced by the Ordinary and Extraordinary Stockholders’ Meeting held on April 26, 2007 and (ii) for the term of 2 years the delegation to the Board of Directors and the authority to sub-delegate the delegated powers in accordance with the applicable regulations approved by Ordinary and Extraordinary Stockholders’ Meeting held on April 26, 2007.

As of the date of issuance of these financial statements, the Bank has not issued Corporate Bonds related to this Program.

11. DERIVATIVE FINANCIAL INSTRUMENTS

I.	Transactions as of September 30, 2009:

a)	Interest rate swaps for 20,000 (Fixed Rate versus Badlar), maturing within a period not exceeding 2 years for which the Bank pays a variable amount in accordance with changes in the Badlar, Encuesta rate, and receives a fixed amount based on stated notional amounts and interest rate swaps for 15,000 (Badlar versus Fixed Rate) maturing within a period not exceeding 2 years, for which the Bank pays a fixed amount and receives a variable amount based on the changes in the Badlar rate.

These transactions have been valued in accordance with the mechanism described in note 2.3.n.1.) generating a loss as of the end of the period for 1,747.

The estimated market value of said instruments amounts to 116 (Liabilities). For market value estimation purposes, the variable and fixed as yet not matured future flows are discounted, with the swap value being the difference between the current value of the future flows receivable and the current value of the future flows payable.

As of the end of the period, the above transactions were recorded under “Memorandum debit accounts – From derivatives – Interest rate swap” for 35,000.

b)	Interest rate swaps for 69,255 (Fixed Rate versus Badlar), with final maturity in September 2019, for which the Bank pays a variable amount in accordance with changes in the Badlar, “Encuesta rate”, and receives a fixed amount based on stated notional amounts.

Said transactions were consummated as hedge for potential volatility in the cash flows arising from certain financing deals attributable to changes in the designated benchmark interest rates and they have proven to be effective hedge for the risk mentioned.

The aim pursued by risk management consists in reducing exposure to changes in cash flows arising from financing deals. Thanks to the hedge established, changes in the cash flows arising from the underlying instrument caused by changes in the benchmark interest rate would decrease as a result of having been offset with the changes in the cash flows arising from the hedge instrument.

As of the end of the period the above transactions were recorded under “Memorandum debit accounts – Derivatives – Interest rate SWAP” for 69,255.

c)	Non-deliverable forward purchase and sale transactions in foreign currency payable in Pesos, maturing within a period not exceeding 1 year, for 2,348,458 and 2,364,551, which are recorded under “Memorandum debit accounts – Derivatives – “Notional” amount of non-deliverable forward transactions”, and “Memorandum credit accounts – Derivatives – “Notional” amount of non-deliverable forward transactions”, respectively.

NOTES TO THE FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2009, PRESENTED IN

COMPARATIVE FORM WITH THE BALANCE SHEET AS OF DECEMBER 31, 2008, AND THE

STATEMENTS OF INCOME, CHANGES IN STOCKHOLDERS’ EQUITY AND CASH AND CASH

EQUIVALENTS FLOW AS OF SEPTEMBER 30, 2008—(Continued)

(Translation of financial statements originally issued in Spanish - See note 17)

(Stated in thousands of pesos)

These transactions have been valued in accordance with the mechanism described in note 2.3.n.2.), generating income as of the end of the period for 84,280.

d)	Forward sales due to national government securities repurchase agreements for 195,895 and B.C.R.A bills for 73,031, which are recorded under “Other liabilities from financial transactions – Instruments to be delivered for spot and forward sales to be settled”.

These transactions have been valued in accordance with the description in note 2.3.g) generating 74,498 income as of the end of the period.

II.	Transactions as of December 31, 2008:

a)	Interest rate swaps for 47,000 (Fixed Rate versus Badlar), maturing within a period not exceeding 2 years for which the Bank pays a variable amount in accordance with changes in the Badlar, Encuesta rate, and receives a fixed amount based on stated notional amounts and interest rate swaps for 5,000 (Badlar versus Fixed Rate) maturing within a period not exceeding 2 years, for which the Bank pays a fixed amount and receives a variable amount based on the changes in the Badlar rate.

In addition, the Bank agreed an interest rate swap through the exchange of variable interest rate (Badlar) and CER index for 50,000 with final maturity in a period not exceeding 2 years, for which the Bank pays a variable amount in accordance with changes in the Badlar rate and receives a variable amount based on changes in the CER plus a 50-basis point spread calculated on the stated notional amounts.

These transactions have been valued in accordance with the mechanism described in note 2.3.n.1.) generating a loss as of the end of the fiscal year for 7,010.

The estimated market value of said instruments amounts to 3,986 (Liabilities). For market value estimation purposes, the variable and fixed as yet not matured future flows are discounted, with the swap value being the difference between the current value of the future flows receivable and the current value of the future flows payable.

As of the end of the fiscal year, the above transactions were recorded under “Memorandum debit accounts – Derivatives – Interest rate SWAP” for 52,000 and “Memorandum debit accounts – Derivatives – Others” for 50,000.

b)	Interest rate swaps for 33,650 (Fixed Rate versus Badlar), maturing within a period not exceeding 2 years and 70,000, with final maturity in August 2019, for which the Bank pays a variable amount in accordance with changes in the Badlar, “Encuesta rate”, and receives a fixed amount based on stated notional amounts.

Said transactions were consummated as hedge for potential volatility in the cash flows arising from certain financing deals attributable to changes in the designated benchmark interest rates and they have proven to be effective hedge for the risk mentioned.

The aim pursued by risk management consists in reducing exposure to changes in cash flows arising from financing deals. Thanks to the hedge established, changes in the cash flows arising from the underlying instrument caused by changes in the benchmark interest rate would decrease as a result of having been offset with the changes in the cash flows arising from the hedge instrument.

These transactions have been valued in accordance with the mechanism described in note 2.3.n.1.) generating a loss as of the end of the fiscal year for 672.

The estimated market value of said instruments amounts to 193 (Liabilities). For market value estimation purposes, the variable and fixed as yet not matured future flows are discounted, with the swap value being the difference between the current value of the future flows receivable and the current value of the future flows payable.

As of the end of the fiscal year, the above transactions were recorded under “Memorandum debit accounts – Derivatives – Interest rate SWAP” for 103,650.

NOTES TO THE FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2009, PRESENTED IN

COMPARATIVE FORM WITH THE BALANCE SHEET AS OF DECEMBER 31, 2008, AND THE

STATEMENTS OF INCOME, CHANGES IN STOCKHOLDERS’ EQUITY AND CASH AND CASH

EQUIVALENTS FLOW AS OF SEPTEMBER 30, 2008—(Continued)

(Translation of financial statements originally issued in Spanish - See note 17)

(Stated in thousands of pesos)

c)	Non-deliverable forward purchase and sale transactions in foreign currency payable in Pesos, maturing within a period not exceeding 1 year, for 1,446,615 and 1,480,514, which are recorded under “Memorandum debit accounts – Derivatives – “Notional” amount of non-deliverable forward transactions”, and “Memorandum credit accounts – Derivatives – “Notional” amount of non-deliverable forward transactions”, respectively.

These transactions have been valued in accordance with the mechanism described in note 2.3.n.2.), generating income as of the end of the fiscal year for 47,447.

d)	Put options bought for 5,850 and put options written for 5,265 agreed as hedging for the Bank’s borrowing position in connection with term investments yielding variable income conducted by customers.

The options were valued following the criterion described in note 2.3.n. Said transactions were recorded under “Memorandum debit accounts – Derivatives – “Notional” amount of put options bought” for 5,850 and under “Memorandum credit accounts – Derivatives – “Notional” amount of put options written” for 5,265.

12. COMPLIANCE WITH CNV REQUIREMENTS

12.1 Compliance with the requirements to act as agent in the Over-the-counter Market

As of September 30, 2009, the Bank’s Stockholders’ Equity exceeds the minimum requested to act as agent in the over-the-counter market, according to Resolution No. 368/01 and 489/06 of the CNV.

12.2 Investment Funds custodian

As of September 30, 2009 and the end of the previous fiscal year, in its capacity of Investment Funds custodian of “FBA Acciones Globales”, “FBA Total”, “FBA Renta”, “FBA Renta Pesos”, “FBA Europa”, “FBA Renta Dólares”, “FBA Bonos”, “FBA Calificado”, “FBA Ahorro Dólares”, “FBA Renta Fija”, “FBA Ahorro Pesos”, “FBA Renta Corto Plazo”, “FBA Horizonte”, “FBA Internacional”, “FBA EEUU”, “FBA Renta Premium”, “FBA Acciones Latinoamericanas”, “FBA Bonos Argentina”, “FBA Brasil”, “FBA México”, “FBA Commodities”, “FBA Acciones Argentinas” and “FBA Bonos Globales” administrated by Francés Administradora de Inversiones S.A. Sociedad Gerente, the Bank holds certificates of deposits, shares, corporate bonds, government securities, indexes, options, tax-credit certificates, securities issued by the Argentine Central Bank and investments financial trust certificates in safekeeping in the amount of 746,314 and 372,219, respectively, all of which making up the Fund’s portfolio and booked in memorandum accounts “Debit-Control-Other”.

The Investment Funds’ equities are as follows:

	EQUITIES
INVESTMENT FUND	09-30-2009	12-31-2008
FBA Acciones Globales	70,196	39,748
FBA Total	14,020	7,905
FBA Renta	13,360	10,200
FBA Renta Pesos	760,648	502,232
FBA Renta Dólares	4,342	4,302
FBA Bonos	11,963	5,950
FBA Calificado	73,519	35,773
FBA Internacional	509	365
FBA Ahorro Dólares	11,548	11,368
FBA Renta Fija	14,868	11,434
FBA Ahorro Pesos	92,103	24,663
FBA Renta Premium	7,519	5,051
FBA Europa	3,442	2,001
FBA Horizonte	17,140	8,166
FBA EEUU	2,551	1,372
FBA Renta Corto Plazo	554	544
FBA Acciones Latinoamericanas	27,336	14,888
FBA Bonos Argentina	4,217	8,563
FBA Brasil	38,452	14,054
FBA México	903	653
FBA Commodities	49	36
FBA Acciones Argentinas	419	228
FBA Bonos Globales	56	52

Total	1,169,714	709,548

NOTES TO THE FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2009, PRESENTED IN

COMPARATIVE FORM WITH THE BALANCE SHEET AS OF DECEMBER 31, 2008, AND THE

STATEMENTS OF INCOME, CHANGES IN STOCKHOLDERS’ EQUITY AND CASH AND CASH

EQUIVALENTS FLOW AS OF SEPTEMBER 30, 2008—(Continued)

(Translation of financial statements originally issued in Spanish - See note 17)

(Stated in thousands of pesos)

13. RESTRICTION ON EARNINGS DISTRIBUTIONS

a)	On March 27, 2009, the Ordinary and Extraordinary Shareholders’ Meeting was held, approving, conditional upon the approval by B.C.R.A., the allocation of earnings as follows:

•	To Statutory Reserve: 64,302.

•	To cash dividends: 35,000

•	To dividends paid in shares: 65,000

•	To Unappropriated earnings: 157,208

b)	In accordance with Communication “A” 4664, issued on May 11, 2007, as amended and supplemented, of “Distribution of Income” of the BCRA, for purposes of calculating the earnings subject to distribution, off-balance sheet deductions must be performed from the Unappropriated retained earnings as set forth in point 2.1 of said Communication. In addition, the authorization of the Superintendent of Financial and Exchange Institutions shall be required in order to verify that the procedure established in said resolution for earnings distribution has been properly applied.

On September 4, 2009, the BCRA through its Resolution No. 313/47/09 approved the distribution of 65,000 share dividends and 35,000 cash dividends.

It must be noted that the cash dividends were paid on September 23, 2009, and that the new shares were registered with the Public Registry of Commerce on October 5, 2009. The arrangements to instrument the payment of these share dividends to the ADRS holders are currently underway.

14. ACCOUNTS REFLECTING COMPLIANCE WITH MINIMUM CASH

The following are the items computed for Compliance with Minimum Cash Requirements according to the regulations of the BCRA, with their corresponding balances as of September 30, 2009:

COMPUTABLE COMPLIANCE PESOS

Cash	440,686
Special Guarantee Accounts	119,359
BCRA Checking Account	1,219,407
Cash in valuables’ transportation	235,536
Special accounts to be covered by allowances	48,565
Franchises	177,988

TOTAL	2,241,541

COMPUTABLE COMPLIANCE IN US DOLLARS (Stated in Pesos)

Cash	221,190
BCRA Checking Account	3,160,016
Cash in transit	6,619
Cash in valuables’ transportation	66,276

TOTAL	3,454,101

NOTES TO THE FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2009, PRESENTED IN

COMPARATIVE FORM WITH THE BALANCE SHEET AS OF DECEMBER 31, 2008, AND THE

STATEMENTS OF INCOME, CHANGES IN STOCKHOLDERS’ EQUITY AND CASH AND CASH

EQUIVALENTS FLOW AS OF SEPTEMBER 30, 2008—(Continued)

(Translation of financial statements originally issued in Spanish - See note 17)

(Stated in thousands of pesos)

COMPUTABLE COMPLIANCE IN EUROS (Stated in Pesos)

Cash	37,316
BCRA Checking Account	37,903
Cash in transit	51
Cash in valuables’ transportation	8,096

TOTAL	83,366

15. STATEMENTS OF CASH AND CASH EQUIVALENTS FLOW

The Statements of Cash and cash equivalents flow explains the changes in cash and cash equivalents. For such purpose, a detail is supplied of the items that the Bank considers to be cash and cash equivalents:

	09-30-09	12-31-08	09-30-08	12-31-07

a) Cash and due from banks	5,522,575	4,235,741	3,386,636	3,114,843

b) Government securities held for trading or financial transactions	197,437	1,461	9,040	31,288

c) Loans to financial sectors, calls granted maturity date less than three months as from the end of the period / fiscal year	124,995	171,520	159,740	148,680

CASH AND CASH EQUIVALENTS	5,845,007	4,408,722	3,555,416	3,294,811

Points b) and c) are considered to be cash equivalents because they are held in order to meet short-term commitments, they are easily convertible in known cash amounts, they are subject to negligible changes in value and their maturity is less than three months as from the period or fiscal year date.

16. PUBLICATION OF THE FINANCIAL STATEMENTS

As provided by Communication “A” 760, the previous intervention of the BCRA is not required for the publication of these financial statements.

17. ACCOUNTING PRINCIPLES – EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These financial statements are presented on the basis of the accounting standards of the BCRA and, except for the effect of the matters mentioned in note 3 to the stand – alone financial statements and note 2 to the consolidated financial statements, in accordance with generally accepted accounting principles in Argentina. Certain accounting practices applied by the Bank that conform with the standards of the BCRA and with generally accepted accounting principles in Argentina may not conform with the generally accepted accounting principles in other countries.

The effects of the differences, if any, between generally accepted accounting principles in Argentina and the generally accepted accounting principles in the countries in which the financial statements are to be used have not been quantified. Accordingly, they are not intended to present financial position, results of operations and cash flows in accordance with generally accepted accounting principles in the countries of the users of the financial statements, other than Argentina.

EXHIBIT A

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF SEPTEMBER 30, 2009 AND DECEMBER 31, 2008

(Translation of financial statements originally issued in Spanish - See note 17)

- Stated in thousands of pesos -

		Holding
Description	ID Caja de Valores	Market value	Book balance as of 09-30-2009	Book balance as of 12-31-2008	Position without options	Final position

GOVERNMENT SECURITIES

Holdings for trading or financial transactions

Local
In pesos
Discount Bonds (1)	45696	195,895	195,895		—,—	—,—
Other		523	523		523	523

Subtotal in pesos			196,418	1,037	523	523

In foreign currency
Other		1,019	1,019		(389)	(389)

Subtotal in foreign currency			1,019	335,112	(389)	(389)

Subtotal in Holdings for trading or financial Transactions			197,437	336,149	134	134

Holdings available for sale

Local
In pesos
Secured Bonds due 2018	2405	65,907	65,907		65,907	65,907
Bocon PRO 12	2449	141,072	141,072		141,072	141,072
Federal Government Bond in Pesos Badlar + 275 pb due 2014	5439	7,097	7,097		7,097	7,097

Subtotal in pesos			214,076	91,669	214,076	214,076

In foreign currency
Federal Government Bonds in US Dollars 7% P.A. due 2015	5433	71,069	71,069		71,069	71,069

Subtotal in foreign currency			71,069	—,—	71,069	71,069

Subtotal in Holdings available for sale			285,145	91,669	285,145	285,145

Unlisted government securities (2)

Local
In pesos
Secured Bonds due 2020	2423		1,075,269		1,075,269	1,075,269
Federal Government Bonds in Pesos Badlar + 275 pb due 2014 (3)	5439		909,873		909,873	909,873
Federal Government Bond in Pesos Badlar + 350 pb due 2013	5438		13,150		13,150	13,150
Other			419		419	419

Subtotal in pesos			1,998,711	1,002,654	1,998,711	1,998,711

In foreign currency
Other			2,412		2,412	2,412

Subtotal in foreign currency			2,412	2,173	2,412	2,412

Subtotal Unlisted government securities			2,001,123	1,004,827	2,001,123	2,001,123

(1)	Corresponds to repo transactions
(2)	Allowances are maintained for unlisted Government securities (See Exhibit J)
(3)	Holdings received in exchange for secured loans (See Note 2.3.c))

EXHIBIT A

(Contd.)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF SEPTEMBER 30, 2009 AND DECEMBER 31, 2008

(Translation of financial statements originally issued in Spanish - See note 17)

- Stated in thousands of pesos -

		Holding
Description	ID Caja de Valores	Market value	Book balance as of 09-30-2009	Book balance as of 12-31-2008	Position without options	Final position

Instruments issued by the BCRA

BCRA Bills
Listed – Own portfolio

Subtotal own portfolio			—,—	915	—,—	—,—

Repurchase transactions
Argentine Central Bank Internal Bills due 09-29-10	46004	73,031	73,031		—,—	—,—

Subtotal repurchase transactions			73,031	1,259,176	—,—	—,—

Unlisted – Own portfolio
Argentine Central Bank Bills due 11-04-09	46026		223,364		223,364	223,364
Argentine Central Bank Bills due 11-25-09	46031		196,846		196,846	196,846
Argentine Central Bank Bills due 12-02-09	46034		147,439		147,439	147,439
Argentine Central Bank Bills due 03-10-10	46033		140,880		140,880	140,880
Argentine Central Bank Bills due 06-23-10	46027		112,555		112,555	112,555
Argentine Central Bank Bills due 04-21-10	45949		92,452		92,452	92,452
Argentine Central Bank Bills due 06-30-10	46045		89,841		89,841	89,841
Other			644		644	644

Subtotal own portfolio			1,004,021	3,903	1,004,021	1,004,021

Available for sale
Argentine Central Bank Bills due 10-21-09	46028	49,679	49,679		49,679	49,679

Subtotal available for sale			49,679	—,—	49,679	49,679

BCRA Notes
Listed – Own portfolio
Argentine Central Bank Bills due 01-06-10	45845	12,647	12,647		12,647	12,647
Argentine Central Bank Bills (Badlar + 2.5%) due 02-10-10	45853	4,611	4,611		4,534	4,534
Argentine Central Bank Bills due 03-25-10	45862	5,102	5,102		5,102	5,102
Other		3,646	3,646		3,646	3,646

Subtotal own portfolio			26,006	123,375	25,929	25,929

Unlisted – Own portfolio
Argentine Central Bank Internal Bills (Badlar) due 11-18-09	46010		102,208		102,208	102,208
Argentine Central Bank Internal Bills (Badlar) due 01-13-01	46015		415,672		415,672	415,672
Argentine Central Bank Internal Bills (Badlar) due 02-17-10	46011		204,704		204,704	204,704
Argentine Central Bank Internal Bills (Badlar) due 12-09-09	46024		127,809		127,809	127,809
Argentine Central Bank Internal Bills (Badlar) due 04-21-10	45951		47,337		47,337	47,337
Other			43,715		43,715	43,715

Subtotal own portfolio			941,445	1,054,902	941,445	941,445

Available for sale
Argentine Central Bank Bills (Badlar+2,5%) due 02-10-10	45853	63,674	63,674		63,674	63,674
Argentine Central Bank Bills due 03-25-10	45862	36,551	36,551		36,551	36,551
Argentine Central Bank Bills due 01-06-10	45845	27,586	27,586		27,586	27,586
Other		4,140	4,140		4,140	4,140

Subtotal available for sale			131,951	485,833	131,951	131,951

Subtotal instruments issued by the BCRA			2,226,133	2,928,104	2,153,025	2,153,025

TOTAL GOVERNMENT SECURITIES			4,709,838	4,360,749	4,439,427	4,439,427

EXHIBIT A

(Contd.)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF SEPTEMBER 30, 2009 AND DECEMBER 31, 2008

(Translation of financial statements originally issued in Spanish - See note 17)

- Stated in thousands of pesos -

		Holding
Description	ID Caja de Valores	Market value	Book balance as of 09-30-2009	Book balance as of 12-31-2008		Position without options	Final position
INVESTMENTS IN LISTED PRIVATE SECURITIES

Other debt instruments

In foreign currency

Banco Santander Río Corporate Bonds	40617	3	3			3	3
Telefónica de Argentina Corporate Bonds	40146	122	122			122	122
Petrobrás Energía Corporate Bonds	40668	76	76			76	76

Subtotal in foreign currency			201	174		201	201

Subtotal Other debt instruments			201	174		201	201

Other Equity instruments

Local
In pesos
Petrobras	41902	4	4		4	4	4

Subtotal in pesos			4	—,—		4	4

From abroad
In foreign currency
Siliconn		26	26		1	26	26

Subtotal in foreign currency			26	2		26	26

Subtotal Equity instruments			30	2		30	30

TOTAL INVESTMENTS IN LISTED PRIVATE SECURITIES			231	176		231	231

TOTAL GOVERNMENT AND PRIVATE SECURITIES			4,710,069	4,360,925		4,439,658	4,439,658

EXHIBIT B

CLASSIFICATION OF FINANCING FACILITIES BY CATEGORIES

AND GUARANTIES RECEIVED AS OF SEPTEMBER 30, 2009 AND DECEMBER 31, 2008

(Translation of financial statements originally issued in Spanish - See note 17)

- Stated in thousands of pesos -

	09-30-2009	12-31-2008
COMMERCIAL PORTFOLIO

Normal performance	6,742,077	7,691,319

Preferred collaterals and counter guaranty “A”	64,436	83,514
Preferred collaterals and counter guaranty “B”	82,010	114,481
Without senior security or counter guaranty	6,595,631	7,493,324

With special follow-up	14,416	9,887

Without senior security or counter guaranty	14,416	9,887

With problems	—,—	1,173

Without senior security or counter guaranty	—,—	1,173

With high risk of uncollectibility	21,813	31,717

Preferred collaterals and counter guaranty “B”	—,—	1,763
Without senior security or counter guaranty	21,813	29,954

Uncollectible	4,987	3,231

Preferred collaterals and counter guaranty “B”	1,650	—,—
Without senior security or counter guaranty	3,337	3,231

Total	6,783,293	7,737,327

EXHIBIT B

(Contd.)

CLASSIFICATION OF FINANCING FACILITIES BY CATEGORIES

AND GUARANTIES RECEIVED AS OF SEPTEMBER 30, 2009 AND DECEMBER 31, 2008

(Translation of financial statements originally issued in Spanish - See note 17)

- Stated in thousands of pesos -

	09-30-2009	12-31-2008
CONSUMER AND HOUSING PORTFOLIO

Normal performance	4,486,213	4,489,767

Preferred collaterals and counter guaranty “A”	10,887	8,038
Preferred collaterals and counter guaranty “B”	795,138	794,256
Without senior security or counter guaranty	3,680,188	3,687,473

Low risk	43,672	42,754

Preferred collaterals and counter guaranty “B”	4,484	3,320
Without senior security or counter guaranty	39,188	39,434

Medium risk	36,458	31,520

Preferred collaterals and counter guaranty “B”	965	1,079
Without senior security or counter guaranty	35,493	30,441

High risk	60,742	36,711

Preferred collaterals and counter guaranty “B”	1,193	572
Without senior security or counter guaranty	59,549	36,139

Uncollectible	2,041	2,483

Preferred collaterals and counter guaranty “B”	863	660
Without senior security or counter guaranty	1,178	1,823
Uncollectible, classified as such under regulatory requirements	216	588

Without senior security or counter guaranty	216	588

Total	4,629,342	4,603,823

General Total (1)	11,412,635	12,341,150

(1)	Items included: Loans (before allowances and difference arising from purchase of portfolio); Other receivables from financial transactions: Unlisted corporate bonds, Other receivables covered by debtor classification regulations, Interest accrued and pending collection covered by debtor classification regulations; Assets subject to financial leasing (before allowances); Memorandum accounts - Credit - Contingent: Credit lines granted (unused portion) covered by debtor classification regulations, Other guaranties given covered by debtor classification regulations and Other covered by debtor classification regulations.

EXHIBIT C

FINANCING FACILITIES CONCENTRATION

AS OF SEPTEMBER 30, 2009 AND DECEMBER 31, 2008

(Translation of financial statements originally issued in Spanish - See note 17)

- Stated in thousands of pesos -

	09-30-2009		12-31-2008
Number of clients	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio
10 largest clients	2,377,463	20.83%	3,199,610	25.93%

50 next largest clients	2,409,774	21.11%	2,018,036	16.35%

100 following clients	910,710	7.98%	914,404	7.41%

Remaining clients	5,714,688	50.08%	6,209,100	50.31%

Total (1)	11,412,635	100.00%	12,341,150	100.00%

(1)	See (1) in Exhibit B.

EXHIBIT D

BREAKDOWN BY FINANCING TERMS AS OF SEPTEMBER 30, 2009

(Translation of financial statements originally issued in Spanish - See note 17)

- Stated in thousands of pesos -

		Term remaining to maturity
Description	Past-due portfolio	1 month	3 months	6 months	12 months	24 months	More than 24 months	Total
Government sector	—,—	460	57,622	—,—	57,622	115,244	81,389	312,337

Financial sector	—,—	166,170	162,684	78,740	164,575	111,810	16,350	700,329
Non financial private sector and residents abroad	26,512	4,571,615	1,193,209	976,474	1,159,636	899,635	1,572,888	10,399,969

TOTAL	26,512	4,738,245	1,413,515	1,055,214	1,381,833	1,126,689	1,670,627	11,412,635	(1)

(1)	See (1) in Exhibit B.

EXHIBIT E

DETAIL OF INVESTMENTS IN OTHER COMPANIES

AS OF SEPTEMBER 30, 2009 AND DECEMBER 31, 2008

(Translation of financial statements originally issued in Spanish - See note 17)

- Stated in thousands of pesos -

								Information about the issuer
Concept		Shares				Amount			Data from last published financial statements
Identification	Description	Class	Unit face value	Votes per share	Number	09-30-2009	12-31-2008	Main business	Period / Fiscal year end	Capital stock	Stockholders’ equity	Net income for the period / fiscal year
											thousand of pesos
	FINANCIAL INSTITUTIONS, SUPPLEMENTARY AND AUTHORIZED

	Controlled

	Local

33642192049	Francés Valores Sociedad de Bolsa S.A.	Common	500$	1	12,137	7,753	9,966	Stockholder	09-30-2009	6,390	8,164	(1,052)
30663323926	Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A.	Common	1$	1	75,842,839	59,378	127,892	Pensions fund manager	09-30-2009	140,739	149,953	(18,933)

33678564139	Consolidar Cía. De Seguros de Vida S.A.					—,—	133,938

30678574097	Consolidar Cía. de Seguros de Retiro S.A.	Common	1$	1	32,274,350	249,827	69,971	Insurance company	09-30-2009	48,745	377,325	22,711

30707847367	PSA Finance Arg. Cía Financiera S.A.	Common	1,000$	1	26,089	47,975	34,076	Financial institution	09-30-2009	52,178	95,948	27,793

30692274403	Atuel Fideicomisos S.A.	Common	1$	1	13,099,869	34,105	30,845	Trust Manager	09-30-2009	13,100	34,105	3,259

			Subtotal controlled			399,038	406,688

	Non controlled

	Local

33707124909	Rombo Cía. Financiera S.A.	Common	1,000$	1	24,000	47,355	37,830	Financial Institution	09-30-2009	60,000	118,386	23,811

30598910045	Visa Argentina S.A	Common	1$	1	1,468,337	5,888	9,976	Services to companies	05-31-2009	15,000	152,041	99,275
30604796357	Banelco S.A.	Common	1$	1	2,574,907	6,103	6,230	Information services	06-30-2009	23,599	60,532	7,694
	Other					3,682	3,283

	Foreign
	Other					967	869

			Subtotal noncontrolled			63,995	58,188

			Total in financial institutions, supplementary and authorized			463,033	464,876

	IN OTHER COMPANIES

	Non controlled

	Local

30685228501	Consolidar ART S.A.	Common	1$	1	9,710,451	24,687	21,748	Workers compensation	09-30-2009	77,684	183,167	14,327
30500064230	BBVA Consolidar Seguros S.A.	Common	1$	1	1,301,847	10,963	9,978	Insurance	09-30-2009	10,651	98,169	2,841

	Foreign

	Other					52	47

			Subtotal non controlled			35,702	31,773

			Total in other companies			35,702	31,773

			Total investments in other companies			498,735	496,649

EXHIBIT F

MOVEMENT OF PREMISES AND EQUIPMENT AND OTHER ASSETS

FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2009 AND

THE FISCAL YEAR ENDED DECEMBER 31, 2008

(Translation of financial statements originally issued in Spanish - See note 17)

- Stated in thousands of pesos -

	Net book value at				Depreciation for the period			Net book value at 12-31-2008
Description	beginning of fiscal year	Additions	Transfers	Decreases	Years of useful life	Amount	Net book value at 09-30-2009

PREMISES AND EQUIPMENT

Real Estate	301,017	83,269	—,—	14,826	50	9,471	359,989	301,017
Furniture and Facilities	40,246	21,110	—,—	384	10	5,474	55,498	40,246
Machinery and Equipment	70,618	21,590	—,—	316	5	18,530	73,362	70,618
Automobiles	1,591	677	—,—	151	5	416	1,701	1,591

Total	413,472	126,646	—,—	15,677		33,891	490,550	413,472

OTHER ASSETS

Works of Art	983	—,—	—,—	—,—	—,—	—,—	983	983
Leased assets	6,496	—,—	(601)	—,—	50	99	5,796	6,496
Property taken as security for loans	4,283	1,550	—,—	374	50	55	5,404	4,283
Stationery and office supplies	3,667	4,661	—,—	4,620	—,—	—,—	3,708	3,667
Other	11,510	—,—	601	10	50	176	11,925	11,510

Total	26,939	6,211	—,—	5,004		330	27,816	26,939

EXHIBIT G

MOVEMENT OF INTANGIBLE ASSETS FOR THE NINE MONTH PERIOD

ENDED SEPTEMBER 30, 2009 AND THE FISCAL YEAR ENDED DECEMBER 31, 2008

(Translation of financial statements originally issued in Spanish - See note 17)

- Stated in thousands of pesos -

	Net book value at			Amortization for the period
Description	beginning of fiscal year	Additions	Decreases	Years of useful life	Amount	Net book value at 09-30-2009	Net book value at 12-31-2008

Organization and Development expenses (1)	48,059	15,821	13	1 & 5	11,624	52,243	48,059

Organization and development non-deductible expenses	—,—	37,182	—,—	—,—	37,182	—,—	—,—

Total	48,059	53,003	13		48,806	52,243	48,059

(1)	This caption mainly includes costs from information technology projects and leasehold improvements.

EXHIBIT H

CONCENTRATION OF DEPOSITS

AS OF SEPTEMBER 30, 2009 AND DECEMBER 31, 2008

(Translation of financial statements originally issued in Spanish - See note 17)

- Stated in thousands of pesos -

	09-30-2009		12-31-2008
Number of clients	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio

10 largest clients	2,041,201	11.30%	2,438,477	14.11%

50 next largest clients	1,395,504	7.72%	1,274,439	7.37%

100 following clients	1,227,019	6.79%	1,094,182	6.33%

Remaining clients	13,401,650	74.19%	12,474,535	72.19%

TOTAL	18,065,374	100.00%	17,281,633	100.00%

EXHIBIT I

BREAKDOWN OF MATURITY TERMS OF DEPOSITS,

OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS AND

SUBORDINATED CORPORATE BONDS

AS OF SEPTEMBER 30, 2009

(Translation of financial statements originally issued in Spanish - See note 17)

- Stated in thousands of pesos -

	Terms remaining to maturity
Description	1 month	3 months	6 months	12 months	24 months	More than 24 months	Total

Deposits	15,490,902	1,915,549	444,984	208,771	5,168	—,—	18,065,374

Other liabilities from financial transactions

Argentine Central Bank (BCRA)	2,711	—,—	—,—	—,—	—,—	—,—	2,711

Banks and International Institutions	7,475	16,392	17,175	—,—	1,921	1,921	44,884

Financing received from Argentine financial institutions	307	1,370	—,—	—,—	—,—	—,—	1,677

Other	844,405	5,736	8,422	14,782	21,503	16,848	911,696

Total	854,898	23,498	25,597	14,782	23,424	18,769	960,968

TOTAL	16,345,800	1,939,047	470,581	223,553	28,592	18,769	19,026,342

EXHIBIT J

MOVEMENT OF ALLOWANCES FOR THE NINE MONTH PERIOD ENDED

SEPTEMBER 30, 2009 AND THE FISCAL YEAR ENDED DECEMBER 31, 2008

(Translation of financial statements originally issued in Spanish - See note 17)

- Stated in thousands of pesos -

				Decreases		Book value
Description	Book value at beginning of fiscal year	Increases (6)		Reversals	Applications	09-30-2009	12-31-2008
DEDUCTED FROM ASSETS
Government securities
– For impairment value	752,627	78,617	(5)	256,794	—,—	574,450	752,627

Loans
– Allowance for doubtful loans	190,655	214,884	(1)	—,—	77,395	328,144	190,655

Other receivables from financial transactions
– Allowance for doubtful receivables	2,521	11,594	(1)	—,—	—,—	14,115	2,521

Assets subject to financial leasing
– Allowance for doubtful receivables	4,381	811	(1)	—,—	1	5,191	4,381

Investments in other companies
– For impairment value (3)	3	1		—,—	—,—	4	3

Other receivables
– Allowance for doubtful receivables (2)	218,154	147,347		798	750	363,953	218,154

Total	1,168,341	453,254		257,592	78,146	1,285,857	1,168,341

LIABILITIES-ALLOWANCES

– Contingents commitments (1)	357	7		—,—	—,—	364	357

– Other contingencies	236,373	95,897	(4)	—,—	23,223	309,047	236,373

Total	236,730	95,904		—,—	23,223	309,411	236,730

(1)	Recorded in compliance with the provisions of Communication “A” 3918, as supplemented, of the BCRA, taking into account note 2.3.f).
(2)	Includes mainly the allowance for uncollectibility risk on deferred tax assets (see note 4.1.).
(3)	Recorded, to recognize the estimated impairment in AIG Latin American Fund’s equity as of September 30, 2009.
(4)	Recorded to cover possible contingencies that were not considered in other accounts (court orders corresponding to petitions for protection of civil rights, civil, labor, commercial and other lawsuits) (notes 2.3.r).
(5)	Recorded to reflect the fair realization values of government securities.
(6)	Includes exchange differences generated as allowances in foreign currency, booked in the “Financial income - Gold and foreign currency exchange difference” account, as follow:

– Government and Private Securities	121
– Loans	2,423
– Other receivables from financial transactions	62
– Investments in other companies	1
– Other receivables	798

EXHIBIT K

CAPITAL STRUCTURE AS OF SEPTEMBER 30, 2009

(Translation of financial statements originally issued in Spanish - See note 17)

- Stated in thousands of pesos -

SHARES			CAPITAL STOCK
Class	Quantity	Votes per share	Issued		Pending issuance or distribution		Paid in
			Outstanding	In portfolio

Common	536,361,306	1	536,306	—,—	55	(1)	536,361	(2)

(1)	Shares issued and available to stockholders but not as yet withdrawn.
(2)	As of the date of issuance of these financial statements, fully registered with the Public Registry of Commerce (See note 1.2.).

EXHIBIT L

FOREIGN CURRENCY BALANCES AS OF

SEPTEMBER 30, 2009 AND DECEMBER 31, 2008

(Translation of financial statements originally issued in Spanish - See note 17)

- Stated in thousands of pesos -

Accounts	09-30-2009						12-31-2008
		Total of the period (per type of currency)
	Total of the period	Euro	US Dollars	Pounds Sterling	Yen	Other	Total of the fiscal year
ASSETS

Cash and due from banks	3,623,443	151,410	3,465,418	287	151	6,177	2,201,159
Government and private securities	74,727	—,—	74,727	—,—	—,—	—,—	337,460
Loans	1,781,069	183	1,780,886	—,—	—,—	—,—	1,835,427
Other receivables from financial transactions	382,113	36,642	345,257	—,—	214	—,—	490,303
Assets subject to financial leasing	56	—,—	56	—,—	—,—	—,—	59
Investments in other companies	1,019	—,—	1,019	—,—	—,—	—,—	916
Other receivables	49,975	2,283	47,692	—,—	—,—	—,—	40,676
Suspense items	367	—,—	367	—,—	—,—	—,—	228

TOTAL	5,912,769	190,518	5,715,422	287	365	6,177	4,906,228

LIABILITIES

Deposits	4,991,396	71,260	4,920,136	—,—	—,—	—,—	3,528,814
Other liabilities from financial transactions	598,253	101,829	492,817	175	237	3,195	1,203,425
Other liabilities	30,785	2,969	27,816	—,—	—,—	—,—	27,619
Suspense items	12	—,—	12	—,—	—,—	—,—	905

TOTAL	5,620,446	176,058	5,440,781	175	237	3,195	4,760,763

MEMORANDUM ACCOUNTS

Debit accounts (except contra debit accounts)
Contingent	82,307	—,—	82,307	—,—	—,—	—,—	203,286
Control	7,099,883	14,447	7,085,101	—,—	156	179	3,761,704
Derivatives	—,—	—,—	—,—	—,—	—,—	—,—	5,850

TOTAL	7,182,190	14,447	7,167,408	—,—	156	179	3,970,840

Credit accounts (except contra credit accounts)
Contingent	233,869	—,—	233,869	—,—	—,—	—,—	360,273
Control	39,526	—,—	39,526	—,—	—,—	—,—	33,014
Derivatives	—,—	—,—	—,—	—,—	—,—	—,—	5,265

TOTAL	273,395	— ,—	273,395	—,—	—,—	—,—	398,552

EXHIBIT N

ASSISTANCE TO RELATED CLIENTS AND AFFILIATES

AS OF SEPTEMBER 30, 2009 AND DECEMBER 31, 2008

(Translation of financial statements originally issued in Spanish - See note 17)

- Stated in thousands of pesos -

	Status
Concept	Normal	In potential risk / Low risk	Nonperforming / Medium risk		With high risk of uncollectibility / High risk		Uncollectible	Classified uncollectible as such under regulatory requirements	Total
			Not yet matured	Past-due	Not yet matured	Past-due			09-30-2009	12-31-2008

1. Loans	519,893	—,—	—,—	—,—	—,—	—,—	—,—	—,—	519,983	535,901

- Overdraft	73	—,—	—,—	—,—	—,—	—,—	—,—	—,—	73	295

Without senior security or counter guaranty	73	—,—	—,—	—,—	—,—	—,—	—,—	—,—	73	295

- Discounted Instruments	162	—,—	—,—	—,—	—,—	—,—	—,—	—,—	162	107

Without senior security or counter guaranty	162	—,—	—,—	—,—	—,—	—,—	—,—	—,—	162	107

- Real Estate Mortgage and Collateral Loans	10,778	—,—	—,—	—,—	—,—	—,—	—,—	—,—	10,778	576

Other collaterals and counter guaranty “B”	10,778	—,—	—,—	—,—	—,—	—,—	—,—	—,—	10,778	576

- Consumer	71	—,—	—,—	—,—	—,—	—,—	—,—	—,—	71	55

Without senior security or counter guaranty	71	—,—	—,—	—,—	—,—	—,—	—,—	—,—	71	55

- Credit Cards	661	—,—	—,—	—,—	—,—	—,—	—,—	—,—	661	702

Without senior security or counter guaranty	661	—,—	—,—	—,—	—,—	—,—	—,—	—,—	661	702

- Other	508,148	—,—	—,—	—,—	—,—	—,—	—,—	—,—	508,148	534,166

Without senior security or counter guaranty	508,148	—,—	—,—	—,—	—,—	—,—	—,—	—,—	508,148	534,166

2. Other receivables from financial transactions	8,705	—,—	—,—	—,—	—,—	—,—	—,—	—,—	8,705	7,233

3. Assets subject to financial leasing	192	—,—	—,—	—,—	—,—	—,—	—,—	—,—	192	122

4. Contingent commitments	45,299	—,—	—,—	—,—	—,—	—,—	—,—	—,—	45,299	54,006

5. Investments in other companies and private securities	197,087	—,—	—,—	—,—	—,—	—,—	—,—	—,—	197,087	184,267

Total	771,176	—,—	—,—	—,—	—,—	—,—	—,—	—,—	771,176	781,529

Total Allowances	5,277	—,—	—,—	—,—	—,—	—,—	—,—	—,—	5,277	5,427

EXHIBIT O

FINANCIAL DERIVATIVES INSTRUMENTS

AS OF SEPTEMBER 30, 2009

(Translation of financial statements originally issued in Spanish - See note 17)

- Stated in thousands of pesos -

Type of contract	Purpose of transactions	Underlying asset	Type of Settlement	Traded at / Counterparty	Weighted average term as originally agreed (months)	Weighted average residual term (months)	Weighted average term for difference settlements (months)	Amount

Swaps	Financial transactions – own account	—	Upon expiration of differences	Residents in Argentina – Financial sector	22	9	1	35,000

Swaps	Interest rate hedge	—	Upon expiration of differences	Residentes in Argentina – Non - financial sector	122	121	1	69,255

Futures	Financial transactions – own account	Government securities	Upon expiration of differences	Residents in Argentina – Financial sector	1	1	1	268,926

Futures	Financial transactions – own account	Other	Upon expiration of differences	MAE	4	3	1	41,000

Futures	Financial transactions – own account	Foreign currency	Upon expiration of differences	ROFEX	7	4	1	717,186

Futures	Financial transactions – own account	Foreign currency	Upon expiration of differences	MAE	8	3	1	3,954,823

TOTAL								5,086,190

CONSOLIDATED BALANCE SHEETS AS OF

SEPTEMBER 30, 2009 AND DECEMBER 31, 2008

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish - See note 17 to the stand-alone Financial Statements)

- Stated in thousands of pesos -

	09-30-2009	12-31-2008
ASSETS:
A. CASH AND DUE FROM BANKS:
Cash	1,018,157	1,066,447
Due from banks and correspondents	4,672,232	3,176,633

Argentine Central Bank (BCRA)	4,418,162	3,127,010
Other local	5,076	3,220
Foreign	248,994	46,403

	5,690,389	4,243,080

B. GOVERNMENT AND PRIVATE SECURITIES (note 9.a):
Holdings in investment accounts	1,266,207	955,534
Holdings for trading or financial transactions	556,093	272,769
Government Securities for repurchase agreements with the BCRA	—,—	334,688
Holdings available for sale	466,775	577,502
Unlisted Government Securities	2,001,129	1,004,833
Instruments issued by the BCRA	2,179,619	2,676,687
Investments in listed private securities	180,813	164,394

Less: Allowances	574,454	752,747

	6,076,182	5,233,660

C. LOANS:
To government sector (Exhibit 1)	1,375,496	2,400,511
To financial sector (Exhibit 1)	459,651	598,755

Interfinancial – (Calls granted)	20,000	22,550
Other financing to local financial institutions	395,958	529,779
Interest and listed-price differences accrued and pending collection	43,693	46,426

To non financial private sector and residents abroad (Exhibit 1)	9,938,549	9,704,814

Overdraft	2,108,708	1,413,522
Discounted instruments	946,848	1,241,508
Real estate mortgage	869,012	946,804
Collateral Loans	484,777	511,374
Consumer	1,768,773	1,855,767
Credit cards	1,240,854	1,239,588
Other (Note 9.b)	2,411,673	2,373,476
Interest and listed-price differences accrued and pending collection	124,329	147,079
Less: Interest documented together with main obligation	16,425	24,304

Less: Difference arising from purchase of portfolio	—,—	102
Less: Allowances	335,527	196,489

	11,438,169	12,507,489

D. OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS:
Argentine Central Bank (BCRA)	693,205	876,987
Amounts receivable for spot and forward sales to be settled	100,883	1,283,910
Instruments to be received for spot and forward purchases to be settled	79,695	7,221
Premiums for options bought	—,—	2,513
Unlisted corporate bonds (Exhibit 1)	113,559	104,476
Non-deliverable forward transactions balances to be settled	106,158	27,230
Other receivables not covered by debtor classification regulations	37,844	34,432
Other receivables covered by debtor classification regulations (Exhibit 1)	73,922	72,209
Interest accrued and pending collection not covered by debtor classification regulations	46,103	36,958
Interest and adjustment accrued and pending collection covered by debtor classification regulations (Exhibit 1)	46	2

Less: Allowances	15,429	3,013

	1,235,986	2,442,925

E. ASSETS SUBJECT TO FINANCIAL LEASING:
Assets subject to financial leasing (Exhibit 1)	344,524	383,652

Less: Allowances	5,341	4,532

	339,183	379,120

F. INVESTMENTS IN OTHER COMPANIES:
In financial institutions	48,322	38,699
Other (note 9.c)	57,061	57,944

Less: Allowances	4	3

	105,379	96,640

G. OTHER RECEIVABLES:
Tax on minimum presumed income – Tax Credit	234,931	188,324
Other (note 9.d)	577,891	432,188
Less: Allowances	374,957	228,413

	437,865	392,099

H. PREMISES AND EQUIPMENT:	474,454	441,666

I. OTHER ASSETS:	28,368	27,786

J. INTANGIBLE ASSETS:
Organization and development expenses	57,506	55,332

	57,506	55,332

K. SUSPENSE ITEMS:	7,739	4,230

L. OTHER SUBSIDIARIES´ ASSETS (note 9.e):	450	1,438

TOTAL ASSETS:	25,891,670	25,825,465

(Contd.)

CONSOLIDATED BALANCE SHEETS AS OF

SEPTEMBER 30, 2009 AND DECEMBER 31, 2008

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish - See note 17 to the stand-alone Financial Statements)

- Stated in thousands of pesos -

	09-30-2009	12-31-2008
LIABILITIES:

M. DEPOSITS:
Government sector	1,191,617	1,685,730
Financial sector	207,667	198,179
Non financial private sector and residents abroad	16,628,088	15,195,294

Checking accounts	3,325,927	3,293,842
Savings deposits	5,434,686	4,664,223
Time deposits	7,361,103	6,810,809
Investments accounts	4,856	9,740
Other	440,079	338,758
Interest and listed-price differences accrued payable	61,437	77,922

	18,027,372	17,079,203

N. OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS:
Argentine Central Bank	2,711	2,982

Other	2,711	2,982

Banks and International Institutions	44,593	331,311
Amounts payable for spot and forward purchases to be settled	5,766	13
Instruments to be delivered for spot and forward sales to be settled	382,720	1,604,467
Premiums for options written	—,—	1,927
Financing received from Argentine financial institutions	25,204	55,713

Interfinancial (calls received)	—,—	550
Other financings from local financial institutions	25,204	55,163
Non-deliverable forward transactions balances to be settled	803	67,056
Other (note 9.f)	922,535	1,060,504
Interest and listed–price differences accrued payable	2,370	11,180

	1,386,702	3,135,153

O. OTHER LIABILITIES:
Fees payable	134	65
Other (note 9.g)	543,636	429,020

	543,770	429,085

P. ALLOWANCES:	500,343	379,243

Q. SUSPENSE ITEMS:	12,373	68,507

R. OTHER SUBSIDIARIES’ LIABILITIES (note 9.h):	2,549,927	2,410,111

TOTAL LIABILITIES:	23,020,487	23,501,302

S. MINORITY INTEREST IN SUBSIDIARIES (note 6):	246,351	248,139

STOCKHOLDERS’ EQUITY:	2,624,832	2,076,024

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY:	25,891,670	25,825,465

MEMORANDUM ACCOUNTS

(Translation of financial statements originally issued in Spanish - See note 17 to the stand-alone Financial Statements)

- Stated in thousands of pesos -

	09-30-2009	12-31-2008
DEBIT ACCOUNTS

Contingent
– Credit lines obtained (unused balances)	—,—	52,729
– Guaranties received	3,049,451	4,109,820
– Contra contingent debit accounts	581,737	697,202

	3,631,188	4,859,751

Control
– Receivables classified as irrecoverable	309,409	267,935
– Other (note 9.i)	37,425,961	25,950,390
– Contra control debit accounts	475,649	477,646

	38,211,019	26,695,971

Derivatives
– “Notional” amount of put options bought	—,—	5,850
– “Notional” amount of non-deliverable forward transactions	2,348,458	1,446,615
– Interest rate SWAP	104,255	155,650
– Other	50,000	50,000
– Contra debit derivatives accounts	2,336,663	1,459,679

	4,839,376	3,117,794

For trustee activities
– Funds in trust	38,489	17,575

	38,489	17,575

TOTAL	46,720,072	34,691,091

CREDIT ACCOUNTS

Contingent
– Credit lines granted (unused portion) covered by debtor classification regulations (Exhibit 1)	57,444	74,294
– Guaranties provided to the BCRA	121,209	51,698
– Other guaranties given covered by debtor classification regulations (Exhibit 1)	212,969	175,508
– Other guaranties given non covered by debtor classification regulations	73,505	141,835
– Other covered by debtor classification regulations (Exhibit 1)	116,610	253,867
– Contra contingent credit accounts	3,049,451	4,162,549

	3,631,188	4,859,751

Control
– Items to be credited	409,449	425,136
– Other	66,200	52,510
– Contra control credit accounts	37,735,370	26,218,325

	38,211,019	26,695,971

Derivatives
– “Notional” amount of put options written	—,—	5,265
– “Notional” amount of non-deliverable forward transactions	2,336,663	1,454,414
– Contra debit derivatives accounts	2,502,713	1,658,115

	4,839,376	3,117,794

For trustee activities
– Contra credit accounts for trustee activities	38,489	17,575

	38,489	17,575

TOTAL	46,720,072	34,691,091

The accompanying notes 1 through to 9 to the consolidated financial statements with subsidiaries and the Exhibit 1 are an integral part of these statements, which in turn are part of the stand-alone Financial Statements of BBVA Banco Francés S.A. and are to be read in conjunction therewith.

CONSOLIDATED STATEMENTS OF INCOME

FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2009 AND 2008

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish - See note 17 to the stand-alone Financial Statements)

- Stated in thousands of pesos -

	09-30-2009	09-30-2008
A. FINANCIAL INCOME

Interest on cash and due from banks	20	11,174
Interest on loans to the financial sector	162,497	128,085
Interest on overdraft	280,787	175,784
Interest on discounted instruments	118,017	120,371
Interest on real estate mortgage	92,855	76,267
Interest on collateral loans	67,514	35,470
Interest on credit card loans	133,946	72,891
Interest on other loans	433,297	355,945
Interest from other receivables from financial transactions	1,063	16,070
Income from secured loans - Decree 1387/01	120,575	170,727
Net income from government and private securities	745,859	14,323
Net income from options	—,—	11
Indexation by CER	10,770	166,093
Gold and foreign currency exchange difference	179,041	119,539
Other	292,124	134,337

	2,638,365	1,597,087

B. FINANCIAL EXPENSE

Interest on checking accounts	17,018	19,574
Interest on savings deposits	7,462	6,371
Interest on time deposits	577,546	486,652
Interest on interfinancial financing (calls received)	211	733
Interest on other financing from financial institutions	4,721	8,238
Interest on other liabilities from financial transactions	7,909	22,008
Other interest	2,501	5,125
Net income from options	2	—,—
Indexation by CER	308	6,925
Contribution to the deposit guarantee fund	24,002	19,813
Other (nota 9.j)	164,356	52,194

	806,036	627,633

GROSS INTERMEDIATION MARGIN – GAIN	1,832,329	969,454

C. ALLOWANCES FOR LOAN LOSSES	215,301	72,524

D. SERVICE CHARGE INCOME

Related to lending transactions	264,331	181,065
Related to liability transactions	373,140	299,601
Other commissions	57,695	235,863
Other (note 9.k)	184,161	156,688

	879,327	873,217

E. SERVICE CHARGE EXPENSE

Commissions	134,336	123,669
Other (note 9.l)	66,136	45,789

	200,472	169,458

(Contd.)

CONSOLIDATED STATEMENTS OF INCOME

FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2009 AND 2008

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish - See note 17 to the stand-alone Financial Statements)

- Stated in thousands of pesos -

	09-30-2009	09-30-2008

F. ADMINISTRATIVE EXPENSES

Payroll expenses	720,685	590,988
Fees to Bank Directors and Statutory Auditors	467	431
Other professional fees	25,398	25,185
Advertising and publicity	45,435	51,109
Taxes	76,223	47,066
Fixed assets depreciation	37,272	30,872
Oranizational expenses amortization	13,608	18,620
Other operating expenses	150,889	137,174
Other	103,984	100,532

	1,173,961	1,001,977

NET GAIN FROM FINANCIAL TRANSACTIONS	1,121,922	598,712

RESULTS OF MINORITY INTEREST IN SUBSIDIARIES	(13,477)	(10,531)

G. OTHER INCOME

Income from long-term investments	19,910	60,502
Punitive interests	2,978	1,624
Loans recovered and reversals of allowances	37,426	55,178
Other (note 9.m)	190,996	413,133

	251,310	530,437

H. OTHER EXPENSE

Punitive interests and charges paid to BCRA	503	37
Charge for uncollectibility of other receivables and other allowances	262,238	169,060
Amortization of difference arising from judicial resolutions	37,182	90,698
Depreciation and losses from miscellaneous assets	399	365
Goodwill amortization	—,—	12,200
Other (note 9.n)	349,858	515,895

	650,180	788,255

NET GAIN BEFORE INCOME TAX AND TAX ON MINIMUM PRESUMED INCOME	709,575	330,363

I. INCOME TAX AND TAX ON MINIMUM PRESUMED INCOME	252,362	24,632

NET INCOME FOR THE PERIOD	457,213	305,731

The accompanying notes 1 through 9 to the consolidated financial statements with subsidiaries and the Exhibit 1 are an integral part of these statements, which in turn are part of the stand-alone Financial Statements of BBVA Banco Francés S.A. and are to be read in conjunction therewith.

CONSOLIDATED STATEMENTS OF CASH AND CASH EQUIVALENTS FLOW

FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2009 AND 2008

(ART. 33 OF LAW No. 19,550)

(Translation of financial statements originally issued in Spanish - See note 17 to the stand-alone Financial Statements)

- Stated in thousands of pesos -

	09-30-2009	09-30-2008
CHANGES IN CASH AND CASH EQUIVALENTS

Cash and cash equivalents at the beginning of fiscal year	4,661,349 (1)	3,465,634 (1)
Cash and cash equivalents at the end of the period	6,340,582 (1)	3,798,509 (1)

Net increase in cash and cash equivalents	1,679,233	332,875

REASONS FOR CHANGES IN CASH AND CASH EQUIVALENTS

Operating activities

Net collections/ (payments) from:
- Government and private securities	186,661	697,463
- Loans	2,684,853	254,396

to financial sector	84,971	(306,775)
to non-financial public sector	226,456	71,532
to non-financial private sector and residents abroad	2,373,426	489,639
- Other receivables from financial transactions	(93,790)	(53,785)
- Assets subject to financial leasing	39,937	(57,732)
- Deposits	141,253	33,996

to financial sector	10,474	(7,584)
to non-financial public sector	(495,089)	7,202
to non-financial private sector and residents abroad	625,868	34,378
- Other liabilities from financial transactions	(109,139)	(18,342)

Financing from financial or interfinancial sector (calls received)	(550)	(7,679)
Others (except liabilities included in Financing Activities)	(108,589)	(10,663)
Collections related to service charge income	876,669	872,706
Payments related to service charge expense	(200,387)	(169,458)
Administrative expenses paid	(1,184,227)	(973,392)
Organizational and development expenses paid	(917)	(6,638)
Net collections from punitive interest	2,244	1,336
Differences from judicial resolutions paid	(37,182)	(33,208)
Collections of dividends from other companies	10,557	12,254
Other (payments) related to other income and expenses	(107,190)	(59,770)

Net cash flows provided by operating activities	2,209,342	499,826

Investment activities

Net payments from premises and equipment	(84,886)	(60,201)
Net (payments) / collections from other assets	(2,009)	9,176
Other payments from investment activities	(209,898)	(198,873)

Net cash flows used in investment activities	(296,793)	(249,898)

Financing activities

Net collections/ (payments) from:
- Argentine Central Bank	(292)	154

Other	(292)	154
- Banks and international agencies	(286,718)	(55,645)
- Financing received from local financial institutions	(29,959)	36,612
Cash dividends	(35,000)	(164,000)
Other collections from financing activities	118,633	254,652

Net cash flows used in financing activities	(233,336)	71,773

Financial results and results from holdings of cash and cash equivalents (including interest)	20	11,174

Net increase in cash and cash equivalents	1,679,233	332,875

(1)	See note 8 “Statement of cash and cash equivalents flow”.

The accompanying notes 1 through to 9 to the consolidated financial statements with subsidiaries and the Exhibit 1 are an integral part of these statements, which in turn are part of the stand-alone Financial Statements of BBVA Banco Francés S.A. and are to be read in conjunction therewith.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

WITH SUBSIDIARIES AS OF SEPTEMBER 30, 2009, PRESENTED IN COMPARATIVE FORM

WITH THE BALANCE SHEET AS OF DECEMBER 31, 2008, AND THE STATEMENTS OF

INCOME AND CASH AND CASH EQUIVALENTS FLOW

AS OF SEPTEMBER 30, 2008

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish - See note 17 to the stand-alone Financial Statements)

- Stated in thousands of pesos -

1. SIGNIFICANT ACCOUNTING POLICIES AND SUBSIDIARIES

General rule

In accordance with the procedures set forth in BCRA’s regulations and Technical Pronouncement No. 21 of the Argentine Federation of Professional Councils in Economic Sciences, BBVA Banco Francés S.A. (BF or the Bank) has consolidated - line by line - its balance sheets as of September 30, 2009 and at the end of previous year and the statements of income and cash and cash equivalents flow for the nine month periods ended September 30, 2009 and 2008, as per the following detail:

•	As of September 30, 2009:

a)	With the financial statements of Francés Valores Sociedad de Bolsa S.A., Atuel Fideicomisos S.A. and its subsidiary and PSA Finance Argentina Cía. Financiera S.A., for the nine month periods ended September 30, 2009 and 2008.

b)	With the financial statements of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. and Consolidar Cía. de Seguros de Retiro S.A., for the three month period ended September 30, 2009 and 2008. In addition, are consolidated with the financial statements of Consolidar Cía. de Seguros de Vida S.A. as of September 30, 2008, for the three month period ended that date.

•	As of December 31, 2008:

a)	With the financial statements of Francés Valores Sociedad de Bolsa S.A., Atuel Fideicomisos S.A. and its subsidiary and PSA Finance Argentina Cía. Financiera S.A., for the fiscal year ended December 31, 2008.

b)	With the financial statements of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A., Consolidar Cía. de Seguros de Vida S.A., and Consolidar Cía. de Seguros de Retiro S.A., for the six month period ended December 31, 2008.

The results and cash and cash equivalents flow of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. and Consolidar Cía. de Seguros de Retiro S.A. have been adjusted for purposes of comparison of the fiscal years of companies consolidating on the basis of a nine month period ended on September 30, 2009 and 2008. In addition, the results and cash and cash equivalents flow of Consolidar Cía. de Seguros de Vida S.A. have been adjusted for purposes of comparison of the fiscal year of such company on the basis of a nine month period ended on September 30, 2008.

Interests in subsidiaries as of September 30, 2009 and at the end of the previous fiscal year are listed below:

	Shares			Interest percentage in
	Type	Quantity		Total Capital		Possible Votes
Companies		09-30-2009	12-31-2008	09-30-2009	12-31-2008	09-30-2009	12-31-2008
Francés Valores Soc. de Bolsa S.A.	Common	12,137	12,137	94.9687	94.9687	94.9687	94.9687
Atuel Fideicomisos S.A.	Common	13,099,869	13,099,869	99.9999	99.9999	99.9999	99.9999
Consolidar A.F.J.P. S.A.	Common	75,842,839	75,842,839	53.8892	53.8892	53.8892	53.8892
Consolidar Cía. de Seguros de Vida S.A.	Common	—,—	7,383,921	—,—	65.9600	—,—	65.9600
Consolidar Cía. de Seguros de Retiro S.A.	Common	32,274,350	25,033,832	66.2101	66.6666	66.2101	66.6666
PSA Finance Argentina Cía Financiera S.A.	Common	26,089	26,089	50.0000	50.0000	50.0000	50.0000

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

WITH SUBSIDIARIES AS OF SEPTEMBER 30, 2009, PRESENTED IN COMPARATIVE FORM

WITH THE BALANCE SHEET AS OF DECEMBER 31, 2008, AND THE STATEMENTS OF

INCOME AND CASH AND CASH EQUIVALENTS FLOW

AS OF SEPTEMBER 30, 2008—(Continued)

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish - See note 17 to the stand-alone Financial Statements)

-Stated in thousands of pesos-

Total assets, liabilities and stockholders’ equity balances in accordance with the criteria defined in note 2 below, as of September 30, 2009 and the end of the previous fiscal year and net income balances as of September 30, 2009 and 2008, are listed below:

	Assets		Liabilities		Stockholders’ Equity		Net income/ gain-(loss)
Companies	09-30-2009	12-31-2008	09-30-2009	12-31-2008	09-30-2009	12-31-2008	09-30-2009	09-30-2008
Francés Valores Soc. de Bolsa S.A.	14,682	13,045	6,518	2,551	8,164	10,494	1,052	2,515
Atuel Fideicomisos S.A. and its subsidiary	37,106	33,165	3,001	2,319	34,105	30,846	3,259	2,776
Consolidar A.F.J.P. S.A.	193,586	285,011	80,496	47,690	112,640	237,321	(54,405)	(10,962)
Consolidar Cía. de Seguros de Vida S.A.	—,—	222,852	—,—	19,792	—,—	203,060	—,—	8,852
Consolidar Cía. de Seguros de Retiro S.A.	3,108,076	2,650,033	2,730,750	2,545,082	377,326	104,951	69,317	29,510
PSA Finance Argentina Cía Financiera S.A.	413,738	453,046	317,790	384,891	95,948	68,155	27,793	5,219

2. VALUATION METHODS

The financial statements of the subsidiaries have been prepared based on similar methods to those applied by BF for preparing its own financial statements, in connection with assets and liabilities valuation, income measurement and restatement procedure as explained in note 2 to the stand-alone financial statements of BF.

The following are the main differences with the professional accounting standards:

a)	Arising from the application of the accounting standards laid down by the National Superintendence of Insurance (S.S.N.) and the main differences with the professional accounting standards in force in Argentina:

•

Consolidar A.F.J.P. S.A. and Consolidar Cía. de Seguros de Retiro S.A.: loans secured by the National Government - Decree 1387/01 held by these subsidiaries amounting to 587,812 and 1,034,959 as of September 30, 2009 and the end of the previous fiscal year, respectively, were valued in accordance with the regulations of the Superintendence of Pension Fund Administrators (A.F.J.P) and the National Superintendence of Insurance (S.S.N.).

On January 28 and on February 25, 2009, the Board of Directors of Consolidar Cía de Seguros de Retiro S.A. exercised the exchange option provided by Resolution No. 5 of the Secretariat of Finance in connection with its holdings of secured bonds Bonte 2006 and Global 2008 and those received from the financial trusts made up by said loans. Their face values were 131,017 and 3,233 respectively, receiving in exchange 413,653 in face value of Argentine Government notes in Pesos, accruing the Private Badlar rate + 275 basis points and maturing in 2014 (“Pagaré de la Nación Argentina en Pesos Badlar Privada + 275 pbs Vto 2014”).

Besides, on September 10, 2009, Consolidar Cía de Seguros de Retiro S.A.’s Board of Directors exercised the exchange options provided by Resolutions No. 52 and 57 of the Secretariat of Finance in connection with its holdings of Bonds for the consolidation of social security debts - Fourth series - In Pesos (PRE 9) (“Bonos de consolidación de deudas previsionales cuarta serie en pesos”), Bonds for the consolidation of suppliers - Fourth series - In Pesos (PR 12) (“Bonos de consolidación proveedores cuarta serie en pesos” and Argentine Government Bonds in Pesos - 2%, maturing in 2014 (BODEN) (“Bonos del Gobierno Nacional en pesos 2% 2014”) whose nominal values amounted to 7,938, 2,000 and 42,900, respectively, and it received in exchange 11,882 in par value of Argentine Government notes in Pesos, accruing the Private Badlar rate + 275 basis points and maturing in 2014 (“Pagaré de la Nación Argentina en Pesos Badlar Privada + 275 pbs Vto 2014”) and 57,272 in par value of Argentine Government notes in Pesos, accruing the Private Badlar rate + 300 basis points and maturing in 2015 (“Pagaré de la Nación Argentina en Pesos Badlar Privada + 300 pbs Vto 2015”). These promissory notes have been valued in accordance with the rules laid down by the National Superintendence of Insurance, which does not give rise to differences with the professional accounting standards in force in Argentina.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

WITH SUBSIDIARIES AS OF SEPTEMBER 30, 2009, PRESENTED IN COMPARATIVE FORM

WITH THE BALANCE SHEET AS OF DECEMBER 31, 2008, AND THE STATEMENTS OF

INCOME AND CASH AND CASH EQUIVALENTS FLOW

AS OF SEPTEMBER 30, 2008—(Continued)

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish - See note 17 to the stand-alone Financial Statements)

-Stated in thousands of pesos-

•	Consolidar Cía. de Seguros de Retiro S.A.: the portfolio of Government securities in investment accounts has been booked in accordance with the standards of the S.S.N.

•	The items included under the captions Subsidiaries’ other assets and Subsidiaries’ other liabilities were valued in accordance with the regulations of the S.S.N.

•

Consolidar Cía de Seguros de Retiro S.A.: the Company included the balance from the technical commitments incurred with the insured in the Other Liabilities caption. The abovementioned caption includes 9,280 and 13,084 at September 30, 2009 and the end of the previous fiscal year, respectively, corresponding to the regularizing account called “Unaccrued secured loans valuation difference” which, as established by the S.S.N., will be settled through subsequent accrual of the regularizing accounts of secured loans. In accordance with professional accounting standards currently in force in the City of Buenos Aires, such amount should have been recorded as a loss for the year ended December 31, 2003.

•

Upon booking the effects of the interest rate swaps as of September 30, 2009 and the end of the previous fiscal year, Consolidar Cía de Seguros de Retiro S.A. abided by the rules established by the S.S.N. Had the currently applicable professional accounting standards been applied, the shareholders’ equity in the consolidated financial statements would have been increased by 884 and 3,950 as of September 30, 2009 and the end of the previous fiscal year, respectively.

b)	Arising from the application of the accounting standards laid down by B.C.R.A. and the professional accounting standards in force in Argentina:

•

Consolidar Cía. de Seguros de Retiro S.A. as of September 30, 2009 and the end of the previous fiscal year and Consolidar Cía. de Seguros de Vida S.A. as of the end of the previous fiscal year: a part of its portfolio of instruments issued by the BCRA has been recorded in investment accounts, and they have been valued as per Communication “A” 4698 of the BCRA. The net difference with the market values as of September 30, 2009 and the end of the previous fiscal year amounted to 11,077 (income) and 7,011 (loss), respectively.

•

The commissions paid by PSA Finance Argentina Cía Financiera S.A. to dealers for granting financing to companies and to the public in general in connection with purchases and sales of automobiles, which in accordance with the rules established by the Argentine Central Bank are charged to the Income Statement, should be accrued throughout the duration of the loans generated by said dealers in accordance with currently applicable professional accounting standards. Had this criterion been applied, shareholders’ equity would have been increased by 4,429 and 5,720 as of September 30, 2009 and the end of the previous fiscal year, respectively.

3. REFORM OF THE INTEGRATED RETIREMENT AND PENSION SYSTEM

a)	Law No. 26,222:

Pursuant to Law No. 26,222, enacted on February 27, 2007, the Argentine social security system was amended. Subsequent to that date, supplementary rules were issued for the purpose of regulating the Law.

The reform in the legislation above mentioned has had an impact on the operations of Consolidar Seguros de Vida S.A. given that starting on January 1, 2008, the issuance of new social-security related life insurance policies has ceased. Starting on that date and until the assignment of the portfolio described in the next paragraph, the above Company continued to manage the social-security life insurance policies issued prior to the fiscal year commenced on July 1, 2001 as well as the management activities related to policies corresponding to group life insurance and mandatory life insurance policies. Consequently, the Bank’s Board of Directors decided to commence with a merger process as described below.

Consolidar Compañía de Seguros de Vida S.A. and BBVA Consolidar Seguros S.A. executed an agreement under which BBVA Consolidar Seguros S.A. acquired, as from September 1, 2008, the total policies portfolio of social-security related life insurance, group life insurance and the management aspects concerning the portfolio of mandatory life insurance from Consolidar Compañía de Seguros de Vida S.A. This portfolio assignment was approved by the S.S.N. on October 10, 2008.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

WITH SUBSIDIARIES AS OF SEPTEMBER 30, 2009, PRESENTED IN COMPARATIVE FORM

WITH THE BALANCE SHEET AS OF DECEMBER 31, 2008, AND THE STATEMENTS OF

INCOME AND CASH AND CASH EQUIVALENTS FLOW

AS OF SEPTEMBER 30, 2008—(Continued)

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish - See note 17 to the stand-alone Financial Statements)

- Stated in thousands of pesos -

On September 23, 2008, the Board of Directors of Consolidar Compañía de Seguros de Retiro S.A. and Consolidar Compañía de Seguros de Vida S.A. approved and signed off the Preliminary Merging Agreement, taking the special financial statements for merging purposes as of June 30, 2008 as a basis. Pursuant to this Agreement, the companies decided to merge their respective equities through a transfer in favor of Consolidar Compañía de Seguros de Retiro S.A. of the total assets, liabilities, assets requiring registration, rights and duties held by Consolidar Compañía de Seguros de Vida S.A. This decision was made after a thorough evaluation of the benefits that the merger would entail for both companies.

On October 17, 2008, the General Ordinary and Extraordinary Shareholders’ Meeting of Consolidar Compañía de Seguros de Vida S.A. resolved to authorize the execution of the Final Merger Agreement, and, starting on the date of the merger and once the merging process is approved by the Supervisory Board of Companies (I.G.J., as per acronym in Spanish) and the S.S.N., both companies were unified for operational and administrative purposes. On January 29, 2009, the S.S.N. authorized the merger, which was approved by the I.G.J. on April 6, 2009.

b)	Law N° 26.425:

Enacted on December 4, 2008, Law No. 26,425 suppressed the capitalization regime that was a part of the Unified Social Security System, which part is proposed to be absorbed and then replaced by a single State-run pay-as-you-go system that is known as Argentine Unified Social Security System (SIPA as per the acronym in Spanish).

The following are the main aspects arising from the above Law and from the regulations issued subsequent to its enactment:

i)	the ordinary pension benefits, disability benefits and death benefits previously calculated and paid by Pension Fund Managers (AFJP) have been taken over by the National Administration of Social Security (ANSES) starting with the accrued benefits corresponding to the month of December 2008;

ii)	the resources held in the individual capitalization accounts of the members and beneficiaries of the capitalization regime of the former Integrated Retirement and Pension System are to be transferred to the Public Social-Security Regime Sustainability Guarantee Fund in exactly the same assets in which they had been invested, with ANSES becoming the sole and only holder of such assets and rights; and

iii)	those who are currently holders of individual capitalization accounts will be able to transfer the deposits held in such accounts that they have voluntarily made as well as those amounts that are mandatorily deposited therein to ANSES or to a Pension Fund Manager, with the latter being under a duty to reconvert through a change in their corporate purposes to continue to operate. Resolution No. 290/09, passed on October 29, 2009 addresses the above matters. The term to exercise the contribution management option is 30 business days as from the effectiveness of the Resolution. As of the date of issuance of these financial statements, they are pending regulation.

iv)	Any compensations that should be payable to pension fund managers for discontinuing their operations may not exceed the maximum value equivalent to their capital stock, for which purpose the Argentine National State shall deliver to the shareholders in such entities, if applicable, Argentine Government Bonds subject to the lapse of a minimum term before these securities can be disposed of. As of the date of issuance of these financial statements, they are pending regulation.

v)	The contributions corresponding to the salaries paid to workers who were members of the individual capitalization regime have been referred to ANSES as from December 1, 2008 and

vi)	The requests for social security benefits as well as any claim or other request (either new or pending resolution) made by persons who were members of a Pension Fund Manager are now managed by ANSES.

Consolidar A.F.J.P. S.A. managed a pension and retirement fund that as of December 31, 2007 amounted to 17,268 million. By reason of the implementation of the new Argentine Integrated Social-Security Scheme (SIPA), on December 9, 2008 Consolidar A.F.J.P. S.A. transferred such fund to ANSES for an amount of approximately 14,000 million.

The circumstances described have a significant impact on the operations of Consolidar AFJP S.A. as it needs now to change its corporate purpose if it wishes to continue operating. The Board of Consolidar

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

WITH SUBSIDIARIES AS OF SEPTEMBER 30, 2009, PRESENTED IN COMPARATIVE FORM

WITH THE BALANCE SHEET AS OF DECEMBER 31, 2008, AND THE STATEMENTS OF

INCOME AND CASH AND CASH EQUIVALENTS FLOW

AS OF SEPTEMBER 30, 2008—(Continued)

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish - See note 17 to the stand-alone Financial Statements)

- Stated in thousands of pesos -

AFJP S.A. is currently analyzing the various alternatives for the Company to continue operating within the most adequate framework and as of the date hereof it has implemented the actions it deemed necessary to re-adjust its structure to the Company’s new situation and it has disclosed the relevant effects in its financial statements as of September 30, 2009 and December 31, 2008 which have been prepared on the assumption that the Company has the financial capability to maintain its assets and cancel its liabilities.

On the other hand, as from the enactment of Law No. 26,425, Consolidar Cía. de Seguros de Retiro S.A. discontinued the issuance of new policies for social-security related life annuities which stood for 87% of the premiums issued as of June 30, 2009. This notwithstanding, the benefits of the Capitalization Regime that used to be calculated and paid under the Social-Security related life annuities modality, continue to be paid through the relevant retirement insurance company. The Board of this Company is assessing the new regulatory scenario while continuing with the normal operations inherent in managing its assets and liabilities.

4. ATUEL FIDEICOMISOS S.A.

Under its line of business, Atuel Fideicomisos S.A. acts in its capacity as a trustee for the following trusts, in no case being personally liable for the liabilities assumed; such liabilities will be satisfied out of the proceeds of the underlying assets of each such trust.

•

Fideicomiso Corp. Banca: it was created by an agreement dated May 13, 1997, executed by Atuel Fideicomisos S.A. as trustee, Corp. Banca S.A. (later BBVA Banco Francés S.A.) as trustor and beneficiary, the Argentine Central Bank and Seguro de los Depósitos S.A. as beneficiaries.

•	Maginot Financial Trust: on September 26, 2008 a trust indenture was executed between BBVA Banco Francés S.A., as trustee, and Atuel Fideicomisos S.A. as trustor and beneficiary.

Atuel Fideicomisos also acts as administration and collection manager for Fideicomiso Diagonal, which was created by an agreement dated January 5, 2001, executed by Mercobank S.A as trustor, BBVA Banco Francés S.A. as trustee and BBVA Banco Francés S.A and other financial institutions and Seguro de Depósitos S.A. as beneficiaries (see note 9.1. to the stand-alone financial statements).

5. PSA FINANCE ARGENTINA CÍA FINANCIERA S.A

According to the provisions in Section Three of its By-laws and with the authorization granted by B.C.R.A., the Bank is authorized to carry out all the transactions and activities covered by Section 24 of the Law of Financial Institutions and other expressly authorized by B.C.R.A. On April 22, 2009, the Bank has started to receive deposits and therefore, it will participate in the Deposit Guarantee Fund created by Law No. 24,485.

6. MINORITY INTEREST IN SUBSIDIARIES

The breakdown of balances in the “Minority interest in subsidiaries” account is as follows:

	09-30-2009	12-31-2008
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A.	70,468	109,429
Consolidar Cía. de Seguros de Vida S.A.	—,—	69,122
Consolidar Cía. de Seguros de Retiro S.A.	127,499	34,980
Francés Valores Sociedad de Bolsa S.A.	411	528
Atuel Fideicomisos S.A.	—,—	1
PSA Finance Argentina Cía Financiera S.A.	47,973	34,079

Total	246,351	248,139

7. RESTRICTIONS ON ASSETS

a)	Francés Valores Sociedad de Bolsa S.A. (stock broking company) holds shares of Mercado de Valores de Buenos Aires S.A, booked in the amount of 6,400. These shares have been pledged in favor of “CHUBB

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

WITH SUBSIDIARIES AS OF SEPTEMBER 30, 2009, PRESENTED IN COMPARATIVE FORM

WITH THE BALANCE SHEET AS OF DECEMBER 31, 2008, AND THE STATEMENTS OF

INCOME AND CASH AND CASH EQUIVALENTS FLOW

AS OF SEPTEMBER 30, 2008—(Continued)

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish - See note 17 to the stand-alone Financial Statements)

- Stated in thousands of pesos -

Argentina de Seguros S.A.” in security of the contract this insurance company executed with Mercado de Valores de Buenos Aires S.A. to cover the latter’s guaranteeing any noncompliance of stock broking companies with their obligations.

b)	See note 6 to the stand-alone financial statements of BF.

8. STATEMENT OF CASH AND CASH EQUIVALENTS FLOW

The Statements of Cash and cash equivalents flow explains the changes in cash and cash equivalents. For such purpose, a detail is supplied of the items that the Bank considers to be cash and cash equivalents:

		09-30-2009	12-31-2008	09-30-2008	12-31-2007
a)	Cash and due from banks	5,690,389	4,243,080	3,453,787	3,169,314
b)	Government securities held for trading or financial transactions	556,093	272,769	205,222	170,320
c)	Loans to financial sectors, calls granted maturity date less than three months as from the end of the period / fiscal year	94,100	145,500	139,500	126,000

CASH AND CASH EQUIVALENTS		6,340,582	4,661,349	3,798,509	3,465,634

Points b) and c) are considered to be cash equivalents because they are held in order to meet short-term commitments, they are easily convertible in known cash amounts, they are subject to negligible changes in value and their maturity is less than three months as from the end of the period or fiscal year.

9. BREAKDOWN OF MAIN ITEMS

The detail of the main ítems included in financial statements is as follows:

	09-30-2009	12-31-2008
a) GOVERNMENT AND PRIVATE SECURITIES

Holdings in investment accounts

Discount Bonds in pesos	369,077	345,449
Federal Government Bonds LIBOR 2014	—,—	40,961
Federal Government Bonds in Pesos 10.5 % due in 2012	26,190	24,597
Federal Government Bonds in Pesos Badlar + 350 bp due in 2013	29,050	28,809
Federal Government Bonds in Pesos Badlar + 275 bp due in 2014	62,632	—,—
Discount Bonds in US dollar	103,938	56,768
Federal Government Bonds due in 2015	67,313	27,939
BCRA Notes (NOBAC)	547,098	371,274
Federal Government Bocon PRE9	34,700	38,285
Federal Government Bocon PRO12	13,895	14,819
Other	12,414	6,633

Total	1,266,207	955,534

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

WITH SUBSIDIARIES AS OF SEPTEMBER 30, 2009, PRESENTED IN COMPARATIVE FORM

WITH THE BALANCE SHEET AS OF DECEMBER 31, 2008, AND THE STATEMENTS OF

INCOME AND CASH AND CASH EQUIVALENTS FLOW

AS OF SEPTEMBER 30, 2008—(Continued)

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish - See note 17 to the stand-alone Financial Statements)

- Stated in thousands of pesos -

	09-30-2009	12-31-2008
Holdings for trading or financial transactions

Federal Government Bonds LIBOR 2012	4,353	16,627
Federal Government Bonds LIBOR 2013	1,031	4,805
Federal Government Bonds in US dollar 7% P.A. due 2015	7,449	—,—
Buenos Aires City Bond	—,—	3,043
Discount Bonds in pesos (1)	213,716	18,527
Federal Government Bonds in Pesos Badlar + 350 bp due in 2013	8,578	—,—
Cuasipar Bonds in pesos	—,—	5,433
Federal Government Bonds in Pesos Badlar + 275 bp due in 2014	12,064	—,—
Federal Government Bocon PRE9	—,—	4,421
Bonds issued by the Republic of Austria	—,—	20,924
Treasury Notes	7,170	163,257
Treasury Bills	285,677	—,—
Guaranteed Bonds issued by the Government of San Juan at 13.25%	60	15,416
Federal Government Bonds in US dollar 7% due in 2011	10,395	6,029
Other	5,600	14,287

Total	556,093	272,769

(1) At September 30, 2009 this includes 195,895 from repo transactions.

Government Securities for repurchase agreements with the Argentine Central Bank (BCRA)

Bonar VII	—,—	334,688

Total	—,—	334,688

Holdings available for sale

Secured Bonds due in 2018	65,907	26,456
Federal Government Bocon PRO 12	141,072	65,213
BCRA Bills (LEBAC)	49,679	—,—
BCRA Notes (NOBAC)	131,951	485,833
Federal Government Bonds in US dollar 7% P.A. due 2015	71,069	—,—
Other	7,097	—,—

Total	466,775	577,502

Unlisted government securities

Secured Bonds due in 2020	1,075,269	987,550
Federal Government Bonds in Pesos Badlar + 350 bp due in 2013	13,150	14,881
Federal Government Bonds in Pesos Badlar + 275 bp due in 2014	909,873	—,—
Other	2,837	2,402

Total	2,001,129	1,004,833

Instruments issued by the BCRA

BCRA Bills (LEBAC)	1,173,567	1,267,667
BCRA Notes (NOBAC)	1,006,052	1,409,020

Total	2,179,619	2,676,687

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

WITH SUBSIDIARIES AS OF SEPTEMBER 30, 2009, PRESENTED IN COMPARATIVE FORM

WITH THE BALANCE SHEET AS OF DECEMBER 31, 2008, AND THE STATEMENTS OF

INCOME AND CASH AND CASH EQUIVALENTS FLOW

AS OF SEPTEMBER 30, 2008—(Continued)

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish - See note 17 to the stand-alone Financial Statements)

- Stated in thousands of pesos -

	09-30-2009	12-31-2008
Investments in listed private securities

Corporate Bonds Telefónica de Argentina S.A.	122	2,428
Corporate Bonds Camuzzi Gas Pampeana	—,—	5,114
Corporate Bonds Grupo Concesionario del Oeste	7,066	7,893
Corporate Bonds Tarjeta Cuyana	3,282	4,009
Corporate Bonds Gas Natural Ban	10,648	10,717
Corporate Bonds Banco Macro	—,—	2,171
Corporate Bonds Petrobrás Energía S.A.	3,407	5,004
Corporate Bonds YPF	30,057	—,—
Fideicomiso de Gas	12,156	17,357
Tarjeta Naranja Trust	2,056	8,045
Radar Financial Trust	—,—	39,250
Galtrust 1 Financial Trust	—,—	3,990
MBT Serie 1 Clase A Financial Trust	10,556	—,—
FBA Ahorro Pesos Investment Fund	8,922	—,—
FBA Bonos Argentinos Investment Fund	—,—	3,950
FBA Renta Pesos Investment Fund	84,479	42,608
Other	8,062	11,858

Total	180,813	164,394

Allowances	(574,454)	(752,747)

Total	6,076,182	5,233,660

b) LOANS – Other

Loans granted to pre-finance and finance exports	1,638,618	1,381,330
Fixed-rate financial loans	682,956	669,047
Other	90,099	323,099

Total	2,411,673	2,373,476

c) INVESTMENTS IN OTHER COMPANIES – Other

In other non-controlled companies- unlisted	35,650	31,726
In non-controlled companies-supplementary activities	21,359	26,171
Other – unlisted	52	47

Total	57,061	57,944

d) OTHER RECEIVABLES – Other

Prepayments	34,663	33,381
Guarantee deposits	61,324	33,936
Miscellaneous receivables	108,765	95,197
Tax prepayments	343,638	246,457
Other	29,501	23,217

Total	577,891	432,188

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

WITH SUBSIDIARIES AS OF SEPTEMBER 30, 2009, PRESENTED IN COMPARATIVE FORM

WITH THE BALANCE SHEET AS OF DECEMBER 31, 2008, AND THE STATEMENTS OF

INCOME AND CASH AND CASH EQUIVALENTS FLOW

AS OF SEPTEMBER 30, 2008—(Continued)

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish - See note 17 to the stand-alone Financial Statements)

- Stated in thousands of pesos -

	09-30-2009	12-31-2008
e) OTHER SUBSIDIARIES’ ASSETS

Other related to insurance business	450	1,438

Total	450	1,438

f) OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS – Other

Correspondents – our account	—,—	11,909
Collections and other operations for the account of third parties	273,725	392,840
Other withholdings and collections at source	141,397	115,131
Accounts payable for consumption	192,075	201,343
Money orders payable	147,282	125,811
Loans received from Argentine Technological Fund (FONTAR)	34,308	39,951
Loans received from Interamerican Development Bank (BID)	35,279	48,520
Pending Banelco debit transactions	11,111	23,807
Other	87,358	101,192

Total	922,535	1,060,504

g) OTHER LIABILITIES – Other

Accrued salaries and payroll taxes	138,626	199,772
Accrued taxes	292,425	113,509
Miscellaneous payables	109,413	110,609
Other	3,172	5,130

Total	543,636	429,020

h) OTHER SUBSIDIARIES’ LIABILITIES

Fluctuation fund – Consolidar Cía de Seguros de Retiro S.A.	202,381	140,119
Insurance companies, mathematical reserve	2,352,574	2,232,779
Difference arising from secured loans accrued valuation – Consolidar Cía. de Seguros de Retiro S.A.	(9,280)	(13,084)
Other related to insurance business	4,252	50,297

Total	2,549,927	2,410,111

i) MEMORANDUM ACCOUNTS – DEBIT – CONTROL – Other

Items in safekeeping	11,265,484	8,015,275
Collections items	339,926	660,981
Checks drawn on the Bank pending clearing	236,767	213,423
Checks not yet credited	930,637	832,783
Securities representative of investment in escrow on behalf of the Guarantee Fund for the Sustainability of the Pay-as-you-go System managed by the Argentine State	24,564,521	16,151,027
Other	88,626	76,901

Total	37,425,961	25,950,390

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

WITH SUBSIDIARIES AS OF SEPTEMBER 30, 2009, PRESENTED IN COMPARATIVE FORM

WITH THE BALANCE SHEET AS OF DECEMBER 31, 2008, AND THE STATEMENTS OF

INCOME AND CASH AND CASH EQUIVALENTS FLOW

AS OF SEPTEMBER 30, 2008—(Continued)

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish - See note 17 to the stand-alone Financial Statements)

- Stated in thousands of pesos -

	09-30-2009	09-30-2008
j) FINANCIAL EXPENSE – Other

Turn-over tax	77,007	44,139
Charge for impairment of secured loans	86,710	—,—
Other	639	8,055

Total	164,356	52,194

k) SERVICE CHARGE INCOME – Other

Rental of safe-deposit boxes	25,781	17,218
Commissions for capital market transactions	5,176	10,092
Commissions for salary payment	5,453	4,583
Commissions for trust management	1,670	1,646
Commissions for hiring of insurances	85,403	62,201
Commissions for transportations of values	8,857	6,529
Commissions for loans and guaranties	11,519	17,285
Other	40,302	37,134

Total	184,161	156,688

l) SERVICE CHARGE EXPENSE – Other

Turn-over tax	44,769	34,242
Insurance paid on lease transactions	15,288	9,097
Other	6,079	2,450

Total	66,136	45,789

m) OTHER INCOME – Other

Premiums – Insurance companies	15,143	261,548
Related parties expenses recovery	5,261	3,901
Deferred income tax (1)	145,648	123,650
Tax recovery	10,820	—,—
Rent	620	1,770
Others	13,504	22,264

Total	190,996	413,133

(1) Offset by a charge for the same amount in the line Charge for uncollectibility of other receivables and other allowances under the caption Other expense item.

n) OTHER EXPENSE – Other

Insurance companies, mathematical reserve	135,032	283,819
Life Annuities – Consolidar Cía. de Seguros de Retiro S.A.	120,581	105,724
Tax on bank credits and debits	—,—	29,662
Insurance premiums for disability and death	—,—	43,601
Claims paid – Insurance companies	2,157	35,792
Redemptions	31,071	14
Losses from transactions with fixed and miscellaneous assets	15,854	—,—
Other	45,163	17,283

Total	349,858	515,895

EXHIBIT 1

CONSOLIDATED CLASSIFICATION OF FINANCING FACILITIES BY

CATEGORIES AND GUARANTIES RECEIVED

AS OF SEPTEMBER 30, 2009 AND DECEMBER 31, 2008

(Translation of financial statements originally issued in Spanish - See note 17)

- Stated in thousands of pesos -

	09-30-2009	12-31-2008

COMMERCIAL PORTFOLIO

Normal performance	7,607,054	8,671,966

Preferred collaterals and counter guaranty “A”	64,436	83,514
Other collaterals and counter guaranty “B”	83,112	118,765
Without senior security or counter guaranty	7,459,506	8,469,687

With special follow-up	14,416	9,887

Without senior security or counter guaranty	14,416	9,887

With problems	—,—	1,173

Without senior security or counter guaranty	—,—	1,173

With high risk of uncollectibility	21,813	31,717

Other collaterals and counter guaranty “B”	—,—	1,763
Without senior security or counter guaranty	21,813	29,954

Uncollectible	4,987	3,231

Other collaterals and counter guaranty “B”	1,650	—,—
Without senior security or counter guaranty	3,337	3,231

Total	7,648,270	8,717,974

EXHIBIT 1

(Contd.)

CONSOLIDATED CLASSIFICATION OF FINANCING FACILITIES BY

CATEGORIES AND GUARANTIES RECEIVED

AS OF SEPTEMBER 30, 2009 AND DECEMBER 31, 2008

(Translation of financial statements originally issued in Spanish - See note 17)

- Stated in thousands of pesos -

	09-30-2009	12-31-2008

CONSUMER AND HOUSING PORTFOLIO

Normal performance	4,878,003	4,914,531

Preferred collaterals and counter guaranty “A”	10,887	8,038
Other collaterals and counter guaranty “B”	1,164,153	1,192,878
Without senior security or counter guaranty	3,702,963	3,713,615

Low risk	54,465	57,229

Other collaterals and counter guaranty “B”	14,786	16,889
Without senior security or counter guaranty	39,679	40,340

Medium risk	39,256	36,085

Other collaterals and counter guaranty “B”	3,484	5,277
Without senior security or counter guaranty	35,772	30,808

High risk	67,274	38,437

Other collaterals and counter guaranty “B”	6,661	2,083
Without senior security or counter guaranty	60,613	36,354

Uncollectible	5,206	3,103

Other collaterals and counter guaranty “B”	3,348	1,145
Without senior security or counter guaranty	1,858	1,958

Uncollectible, classified as such under regulatory requirements	296	729

Other collaterals and counter guaranty “B”	80	140
Without senior security or counter guaranty	216	589

Total	5,044,500	5,050,114

General Total (1)	12,692,770	13,768,088

(1)	Items included: Loans (before allowances and difference arising from purchase of portfolio); Other receivables from financial transactions: Unlisted corporate bonds, Other receivables covered by debtor classification regulations, Interest accrued and pending collection covered by debtor classification regulations; Assets subject to financial leasing (before allowances); Memorandum accounts – Credit - Contingent: Credit lines granted (unused portion) covered by debtor classification regulations, Other guaranties given covered by debtor classification regulations and Other covered by debtor classification regulations.

INDEPENDENT AUDITORS’ LIMITED REVIEW REPORT

To the President and the Board of Directors of

BBVA BANCO FRANCÉS S.A.

Reconquista 199

City of Buenos Aires

1.	Identification of the financial statements subject to our review

We have reviewed:

a)	the accompanying financial statements of BBVA BANCO FRANCÉS S.A. (“BBVA BANCO FRANCÉS S.A.” or the “Bank”), which comprise the balance sheet as of September 30, 2009 and the statement of income, statement of changes in stockholders’ equity and cash and cash equivalents flow for the nine-month period then ended, with their notes 1 to 17 (notes 2 and 4 describe a summary of significant accounting policies), and supplemental Exhibits “A” through “L”, “N” and “O”; and

b)	the consolidated financial statements of BBVA BANCO FRANCÉS S.A. and its subsidiaries (listed in note 1 to the consolidated financial statements), which comprise the consolidated balance sheet as of September 30, 2009 and the consolidated statement of income and the consolidated cash and cash equivalents flow for the nine-month period then ended, with their notes 1 to 9 and the supplemental Exhibit 1.

The balance sheet (both the stand-alone and the consolidated balance sheets) and certain related supplemental information referred to above are presented for comparative purposes with the balance sheets and supplemental information for the year ended December 31, 2008.

The statements of income, of changes in stockholders’ equity and cash and cash equivalents flow referred to above (the stand-alone and the consolidated statements) and the related supplemental information are presented for comparative purposes with the statements and supplemental information for the nine-month period ended September 30, 2008.

The Bank’s Board of Directors and Management are responsible for the preparation and fair presentation of such financial statements in conformity with applicable accounting standards. This responsibility includes (i) designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to errors or omissions or to irregularities; (ii) selecting and applying appropriate accounting policies, and (iii) making accounting estimates that are reasonable in the circumstances. Our responsibility is to issue a limited review report on such financial statements, based on our limited review performed in accordance with the scope described in caption 2 of this report.

2.	Scope of our review

Our review was limited to the application of the procedures established by the auditing standards generally accepted in Argentina for the limited reviews of financial statements corresponding to interim periods, and the “Minimum Standards applicable for External Audits” established by the Argentine Central Bank (“B.C.R.A.”). These standards determine a scope which is substantially less than the application of all the auditing procedures necessary to be able to issue an audit opinion on financial statements taken as a whole. Accordingly, we do not express an opinion on the financial position of the Bank as of September 30, 2009, on the results of its operations, the changes in its stockholders’ equity and its cash and cash equivalents flow for the nine-month period then ended.

3.	Explanatory paragraph

The stand-alone and the consolidated financial statements referred to in paragraphs a) and b) of caption 1 of this report have been prepared by the Bank in accordance with the accounting standards established by the B.C.R.A., which differ from the professional accounting standards currently in force in Argentina concerning the matters indicated in note 3 to the stand-alone financial statements and in note 2 to the consolidated financial statements.

4.	Limited review report

Based on our limited review procedures performed with the scope indicated in caption 2 of this report, which did not include all the auditing procedures necessary to enable us to express an opinion on the financial statements taken as a whole, we are in position to report that:

a)	the financial statements of BBVA BANCO FRANCÉS S.A. both individually and consolidated with its subsidiaries mentioned in paragraphs a) and b) of caption 1 of this report, give consideration to all the significant facts and circumstances of which we are aware of, and

b)	we have no observations to present on the referred financial statements, other than the indicated under caption 3.

In relation to the figures for the year ended December 31, 2008 and those for the nine-month period ended September 30, 2008, which are presented for comparative purposes as indicated in caption 1 of this report which we have checked with those of the corresponding financial statements,

a)	our Independent Auditors’ Report on the financial statements for the year ended December 31, 2008 was issued on February 11, 2009 and was qualified due to certain departures from professional accounting standards currently in force in the Buenos Aires City, described in note 3 to the stand-alone financial statements and in note 2 to the consolidated financial statements.

b)	our Independent Auditors’ Limited Review Report on the financial statements for the nine-month period ended September 30, 2008 was issued on November 7, 2008, which we refer to, including an observation originated in certain departures from professional accounting principles generally accepted in Buenos Aires City, described in note 3 to the stand-alone financial statements and in note 2 to the consolidated financial statements.

5.	English translation of statutory financial statements

This report and the financial statements referred to in caption 1 have been translated into English for the convenience of English-speaking readers. As further explained in note 17 to the accompanying stand-alone financial statements, the financial statements (both the stand-alone and the consolidated financial statements) are the English translation of those originally prepared by the Bank in Spanish and presented in accordance with the accounting standards of B.C.R.A. and except for the matters described in caption 3, with the professional accounting standards in force in Argentina. The effects of the differences between the accounting standards of B.C.R.A. and the professional accounting standards in force in Argentina, and the accounting principles generally accepted in the countries in which the financial statements are to be used have not been quantified. Accordingly, the accompanying financial statements are not intended to present the financial position, results of operations, stockholders’ equity or cash and cash equivalents flow in accordance with accounting principles generally accepted in the countries of users of the financial statements, other than Argentina.

City of Buenos Aires, November 9, 2009.

PABLO F. TONINA Partner

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA French Bank S.A.

Date: November 18, 2009	By:	/S/ MARTÍN E. ZARICH
	Name:	Martín E. Zarich
	Title:	Chief Financial Officer